FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

New Century Mortgage Securities Inc.	0001084701
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 23, 2004, Series 2004-3	333-110474

Name of Person Filing the Document
(If Other than the Registrant)

04043991

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 23, 2004

NEW CENTURY MORTGAGE SECURITIES, INC.

By: ______________________________

Name: Kevin Cloyd

Title: EVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.2	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Asset Backed Certificates
NCHET

Per	1Month_LIBOR	6Month_LIBOR	Sub AFC With Cap
1	3.6225	4.16	12.5
2	3.7126	4.217	12.5
3	3.821	4.3862	12.5
4	4.1378	4.5616	12.5
5	4.3858	4.7026	12.5
6	4.5862	4.8276	12.5
7	4.572	4.9384	12.5
8	4.7096	5.0862	12.5
9	4.858	5.2394	12.5
10	4.9676	5.3934	12.5
11	5.1078	5.5742	11.64
12	5.2558	5.7662	10.97
13	5.4542	5.9514	11.23
14	5.6186	6.133	9.52
15	5.777	6.314	9.95
16	6.0402	6.4958	8.41
17	6.233	6.6472	7.98
18	6.3922	6.7924	10.01
19	6.5198	6.9292	7.74
20	6.6826	7.05	7.98
21	6.8444	7.1632	7.98
22	6.929	7.2718	8.08
23	7.07	7.375	8.25
24	7.2216	7.4758	8.38

25	7.2348	7.5662	10.07
26	7.3532	7.6604	9.36
27	7.4902	7.751	9.82
28	7.539	7.839	9.15
29	7.6598	7.9212	9.82
30	7.7824	8.0012	12.13
31	7.786	8.0766	11.57
32	7.8842	8.153	12.41
33	8.003	8.2292	11.25
34	8.0212	8.3018	12.07
35	8.1196	8.3744	12.02
36	8.231	8.4466	11.87
37	8.2388	8.5126	12.5
38	8.333	8.5802	12.5
39	8.4354	8.6454	12.5
40	8.4486	8.7096	12.5
41	8.5402	8.774	12.5
42	8.6338	8.8386	12.5
43	8.635	8.901	12.5
44	8.718	8.963	12.5
45	8.81	9.0256	12.5
46	8.8282	9.0854	12.5
47	8.9128	9.1472	12.5
48	8.9996	9.2088	12.5
49	9.0036	9.264	12.5
50	9.0846	9.3248	12.5
51	9.1668	9.3836	12.5
52	9.1902	9.4424	12.5
53	9.2714	9.4984	12.5
54	9.3466	9.5546	12.5
55	9.3566	9.609	12.5
56	9.4302	9.6608	12.5
57	9.507	9.713	12.5
58	9.5192	9.764	12.5
59	9.593	9.8298	12.5
60	9.665	9.897	12.5
61	9.664	9.9586	12.5
62	9.735	10.0196	12.5
63	9.8114	10.0724	12.5
64	9.9034	10.125	12.5
65	9.9836	10.173	12.5
66	10.0522	10.2214	12.5
67	10.0172	10.2674	12.5
68	10.0442	10.3054	12.5
69	10.1156	10.3434	12.5
70	10.1874	10.3794	12.5
71	10.2598	10.4158	12.5
72	10.3148	10.4512	12.5
73	10.2426	10.4812	12.5
74	10.2662	10.5232	12.5
75	10.3306	10.5656	12.5
76	10.398	10.6088	12.5
77	10.4654	10.65	12.5
78	10.5144	10.6918	12.5
79	10.4836	10.7316	12.5
80	10.5162	10.7466	12.5

81	10.579	10.7544	12.5
82	10.6414	10.7596	12.5
83	10.7042	10.7648	12.5
84	10.7388	10.768	12.5
85	10.5738	10.7664	12.5
86	10.5602	10.7638	12.5
87	10.6122	10.7586	12.5
88	10.6682	10.7528	12.5
89	10.7232	10.7442	12.5
90	10.7436	10.7352	12.5
91	10.5568	10.7358	12.5
92	10.5302	10.7882	12.5
93	10.5758	10.8604	12.5
94	10.6226	10.932	12.5
95	10.6712	11.0056	12.5
96	10.7316	11.08	12.5
97	10.8708	11.1456	12.5
98	10.9502	11.1846	12.5
99	11.0008	11.2124	12.5
100	11.0518	11.2408	12.5
101	11.1026	11.267	12.5
102	11.136	11.2942	12.5
103	11.0956	11.328	12.5
104	11.1146	11.3924	12.5
105	11.162	11.4704	12.5
106	11.209	11.5472	12.5
107	11.258	11.6264	12.5
108	11.3212	11.7062	12.5
109	11.4808	11.7736	12.5
110	11.5668	11.7876	12.5
111	11.618	11.782	12.5
112	11.6696	11.776	12.5
113	11.72	11.7672	12.5
114	11.7352	11.7582	12.5
115	11.5612	11.7542	12.5
116	11.5362	11.7462	12.5
117	11.5796	11.7394	12.5
118	11.6236	11.7302	12.5
119	11.6686	11.7222	12.5
120	11.6866	11.712	12.5
121	11.5178	11.6986	12.5
122	11.4934	11.7042	12.5
123	11.53	11.7124	12.5
124	11.5706	11.722	12.5
125	11.6106	11.7292	12.5
126	11.6292	11.737	12.5
127	11.5466	11.7534	12.5
128	11.5446	11.8042	12.5
129	11.5812	11.8702	12.5
130	11.6172	11.9346	12.5
131	11.6556	12.0016	12.5
132	11.7074	12.0688	12.5
133	11.8516	12.129	12.5
134	11.9252	12.1604	12.5
135	11.9648	12.18	12.5
136	12.0052	12.2008	12.5

137	12.0448	12.2192	12.5
138	12.0708	12.2386	12.5
139	12.0314	12.2568	12.5
140	12.0438	12.2492	12.5
141	12.0816	12.2354	12.5
142	12.1182	12.219	12.5
143	12.156	12.2038	12.5
144	12.1664	12.1866	12.5
145	11.9902	12.1644	12.5
146	11.9594	12.1464	12.5
147	11.9894	12.1266	12.5
148	12.0238	12.1076	12.5
149	12.0566	12.086	12.5
150	12.057	12.0646	12.5
151	11.883	12.0564	12.5
152	11.8472	12.1002	12.5
153	11.8752	12.1652	12.5
154	11.9036	12.229	12.5
155	11.9344	12.2952	12.5
156	11.9822	12.3618	12.5
157	12.1472	12.4188	12.5
158	12.222	12.4424	12.5
159	12.2544	12.4524	12.5
160	12.2874	12.4634	12.5
161	12.3194	12.472	12.5
162	12.335	12.4818	12.5
163	12.2812	12.5002	12.5
164	12.2834	12.5526	12.5
165	12.3138	12.6202	12.5
166	12.343	12.686	12.5
167	12.375	12.7546	12.5
168	12.4244	12.8232	12.5
169	12.5954	12.879	12.5
170	12.6726	12.8758	12.5
171	12.7058	12.8514	12.5
172	12.7398	12.827	12.5
173	12.7718	12.7998	12.5
174	12.7686	12.7724	12.5
175	12.5754	12.7464	12.5
176	12.5332	12.6742	12.5
177	12.5606	12.5886	12.5
178	12.5884	12.5006	12.5
179	12.6162	12.4132	12.5
180	12.5854	12.3222	12.5
181	12.1522	12.2308	12.5

security or instrument or to participate in any trading strategy. Any such offer to buy or sell any f the transaction and received all information it required to make its own investment decision, nation not contained herein and to which prospective participants are referred. In the event of any ırranty can be given with respect to the accuracy or completeness of the information herein, or that any information.

ınsaction. Any such discussion is necessarily generic and may not be applicable to or complete for any vice and this information should not and cannot be relied upon as such. Prior to entering into any erits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the

rtain assumptions and are preliminary in nature. Actual results are difficult to predict and may depend :rial impact on any projections or estimates. Other events which were not taken into account may calculation of any projections or estimates, and Morgan Stanley does not purport that any such turns or performance results will not be materially different than those estimated herein. Any such ıppropriate, and should fully consider other available information in making a decision regarding these

:med to agree that both Morgan Stanley and such recipient (and their respective employees, .eral income tax treatment of the transaction ("tax treatment") and any fact that may be relevant to ;) that are provided to such person relating to such tax treatment and tax structure, except where curities or its affiliates, agents and advisors).

or the terms thereof. Unless noted herein, neither Morgan Stanley or any issuer of securities has taken :reto, in any country or jurisdiction where action for such purpose is required. Recipients are required ons under any transaction. Morgan Stanley does not undertake or have any responsibility to notify l may effect transactions in, securities and instruments of issuers mentioned herein and may also

ıed in the UK Financial Services Authority's rules).

Computational Materials

$2,402,447,000
Approximately

New Century Home Equity Loan Trust 2004-3

NEW CENTURY MORTGAGE CORPORATION

New Century Mortgage Securities, Inc
Depositor

New Century Mortgage Corporation
Originator & Master Servicer

Lead Managers

Morgan Stanley

citigroup

Co-Managers

UBS Investment Bank

CREDIT SUISSE | FIRST BOSTON

The information herein has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. Any such offer to buy or sell any security or instrument or to engage in a transaction would be made only after a prospective participant had completed its own independent investigation of the transaction and received all information it required to make its own investment decision, including, where applicable, a review of any offering circular or memorandum describing such security or instrument which would contain material information not contained herein and to which prospective participants are referred. In the event of any such offering, this information shall be deemed superseded and replaced in its entirety by such offering circular or memorandum. No representation or warranty can be given with respect to the accuracy or completeness of the information herein, or that any future offer of securities or transactions would conform to the terms hereof. Morgan Stanley and its affiliates disclaim any and all liability relating to this information.

The following information may contain general, summary discussions of certain tax, regulatory, accounting and/or legal issues relevant to the proposed transaction. Any such discussion is necessarily generic and may not be applicable to or complete for any particular recipient's specific facts and circumstances. Morgan Stanley is not offering and does not purport to offer tax, regulatory, accounting or legal advice and this information should not and cannot be relied upon as such. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction.

The projections or other estimates in these materials (if any), including estimates of returns or performance, are forward-looking statements based upon certain assumptions and are preliminary in nature. Actual results are difficult to predict and may depend upon events outside the issuer's or counterparty's control. Actual events may differ from those assumed and changes to any assumptions may have a material impact on any projections or estimates. Other events which were not taken into account may occur and may significantly affect the analysis. Certain assumptions may have been made for modeling purposes only to simplify the presentation and/or calculation of any projections or estimates, and Morgan Stanley does not purport that any such assumptions will reflect actual future events. Accordingly, there can be no assurance that estimated returns or projections will be realized or that actual returns or performance results will not be materially different than those estimated herein. Any such estimated returns and projections should be viewed as hypothetical. Recipients should conduct their own analysis, using such assumptions as they deem appropriate, and should fully consider other available information in making a decision regarding these transactions. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice.

Notwithstanding any other express or implied agreement, arrangement, or understanding to the contrary, Morgan Stanley and each recipient hereof are deemed to agree that both Morgan Stanley and such recipient (and their respective employees, representatives, and other agents) may disclose to any and all persons, without limitation of any kind from the commencement of discussions, the U.S. federal income tax treatment of the transaction ("tax treatment") and any fact that may be relevant to understanding the tax treatment of the transaction described herein ("tax structure") and all materials of any kind (including opinions or other tax analyses) that are provided to such person relating to such tax treatment and tax structure, except where confidentiality is reasonably necessary to comply with securities laws (including, where applicable, confidentiality regarding the identity of an issuer of securities or its affiliates, agents and advisors).

The offer or sale of securities or transactions may be restricted by law. Additionally, transfers of any such securities or instruments may be limited by law or the terms thereof. Unless noted herein, neither Morgan Stanley or any issuer of securities has taken or will take any action in any jurisdiction that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for such purpose is required. Recipients are required to inform themselves of and comply with any legal or contractual restrictions on their purchase, holding, sale, exercise of rights or performance of obligations under any transaction. Morgan Stanley does not undertake or have any responsibility to notify you of any changes to the attached information. Morgan Stanley & Co. Incorporated, its affiliates and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Additional information is available upon request.

With respect to any UK recipients, this communication is directed only to those persons who are market counterparties or intermediate customers (as defined in the UK Financial Services Authority's rules).

Approximately $2,402,447,000
New Century Home Equity Loan Trust 2004-3

New Century Mortgage Securities, Inc
Depositor

New Century Mortgage Corporation
Originator and Master Servicer

Transaction Highlights

Offered Classes	Description	Balance [3]	Expected Ratings (S&P/Fitch/ Moody's/DBRS)	Avg Life to Call / Mty[1][2]	Payment Window To Call / Mty[1][2]	Initial Subordination Level	Benchmark
A-1	Not Offered	980,178,000	*****Not Offered Hereby*****				
A-2	Floater	245,045,000	AAA/AAA/Aaa/[AAA]	2.72 / 2.96	10/04 - 10/12 / 10/04 - 08/22	18.75%	1 Mo. LIBOR
A-3	Floater	[250,000,000]	AAA/AAA/Aaa/[AAA]	2.70 / 2.93	10/04 - 10/12 / 10/04 - 07/22	18.75%	1 Mo. LIBOR
A-4	Not Offered	[295,000,000]	*****Not Offered Hereby*****				
A-5	Floater	[134,000,000]	AAA/AAA/Aaa/[AAA]	3.00 / 3.00	10/06 - 04/09 / 10/06 - 04/09	18.75%	1 Mo. LIBOR
A-6	Floater	[115,423,000]	AAA/AAA/Aaa/[AAA]	6.74 / 7.83	04/09 - 10/12 / 04/09 - 07/22	18.75%	1 Mo. LIBOR
M-1	Floater	73,329,000	AA+/AA+/Aa1/[AA (high)]	5.36 / 5.93	01/08 - 10/12 / 01/08 – 06/19	15.80%	1 Mo. LIBOR
M-2	Floater	73,329,000	AA/AA/Aa2/[AA]	5.34 / 5.89	12/07 - 10/12 / 12/07 – 11/18	12.85%	1 Mo. LIBOR
M-3	Floater	42,257,000	AA-/AA-/Aa3/[AA (low)]	5.34 / 5.87	12/07 - 10/12 / 12/07 – 03/18	11.15%	1 Mo. LIBOR
M-4	Floater	43,500,000	A+/A+/A1/[A (high)]	5.32 / 5.83	11/07 - 10/12 / 11/07 – 10/17	9.40%	1 Mo. LIBOR
M-5	Floater	37,285,000	A/A/A2/[A]	5.32 / 5.80	11/07 - 10/12 / 11/07 – 03/17	7.90%	1 Mo. LIBOR
M-6	Floater	34,800,000	A-/A-/A3/[A (low)]	5.32 / 5.76	11/07 - 10/12 / 11/07 – 08/16	6.50%	1 Mo. LIBOR
M-7	Floater	28,585,000	BBB+/BBB+/Baa1/[BBB (high)]	5.31 / 5.70	10/07 - 10/12 / 10/07 – 12/15	5.35%	1 Mo. LIBOR
M-8	Floater	24,858,000	BBB/BBB/Baa2/[BBB]	5.31 / 5.63	10/07 - 10/12 / 10/07 – 05/15	4.35%	1 Mo. LIBOR
M-9	Floater	24,858,000	BBB-/BBB-/Baa3/[BBB (low)]	5.31 / 5.54	10/07 - 10/12 / 10/07 – 08/14	3.35%	1 Mo. LIBOR

Notes: (1) Notes are priced to the 10% optional clean-up call.
(2) Based on the pricing prepayment speed. See details below.
(3) Bond sizes subject to a variance of plus or minus 5%.

Prepayment Assumption

Adjustable-rate Mortgage Loans	Adjustable-rate Mortgage Loans assume 25% CPR
Fixed-rate Mortgage Loans	Fixed-rate Mortgage Loans assume 4% CPR in month one growing to 20% CPR over 12 months, and remain at 20% CPR thereafter.

Issuer:	New Century Home Equity Loan Trust 2004-3.
Depositor:	New Century Mortgage Securities, Inc., a Delaware Corporation.
Seller:	NC Residual II Corporation, a Delaware corporation.
Originator and Master Servicer	New Century Mortgage Corporation.
Owner Trustee:	Wilmington Trust Company.
Indenture Trustee and Custodian:	Deutsche Bank National Trust Company.
Legal Structure:	A Delaware Statutory Trust will issue 15 classes of Notes and a single class of ownership certificates (the "Owner Trust Certificates").
Underwriters:	Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc.
Co-Managers:	Credit Suisse First Boston LLC and UBS Securities LLC.
Offered Notes:	Approximately $2,019,646,000 senior floating-rate Notes (the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Notes, together the "Class A Notes") and approximately $382,801,000 mezzanine Notes (the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Notes, together the "Class M Notes"). The Class A Notes and the Class M Notes are referred to herein as the "Offered Notes". Notwithstanding the foregoing definition of Offered Notes, the Class A-1 and Class A-4 Notes are not being offered hereby but will be offered pursuant to the Prospectus. The Offered Notes are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Owner Trust Certificates will not be publicly offered and will represent the beneficial ownership interest in the Issuer.
Class A Notes:	The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Notes.
Group I Notes:	The Class A-1 and Class A-2 Notes.
Group II Notes:	The Class A-3, Class A-4, Class A-5 and Class A-6 Notes.
Sequential Notes:	The Class A-4, Class A-5 and Class A-6 Notes.
Collateral:	As of September 1, 2004 the Mortgage Loans consist of approximately 13,238 adjustable-rate and fixed-rate, first lien or second lien, closed-end, subprime mortgage loans, totaling approximately $2,485,718,753.
Group I Mortgage Loans:	The Group I Mortgage Loans consist of approximately 9,167 adjustable-rate and fixed-rate mortgage loans totaling approximately $1,507,966,838 with principal balances at origination that conform to Freddie Mac loan limits.
Group II Mortgage Loans:	The Group II Mortgage Loans consist of approximately 4,071 adjustable-rate and fixed-rate mortgage loans totaling approximately $977,751,915 with principal balances at origination that may or may not conform to Freddie Mac loan limits.
Expected Pricing Date:	The week of September 20, 2004
Closing Date:	On or about September 29, 2004
Cut-off Date:	September 1, 2004
Payment Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in October, 2004.
Final Scheduled Payment Date:	For the Class A-4 Notes, the Payment Date occurring in September 2013, and for all other Offered Certificates, the Payment Date occurring in November 2034.

Record Date:	The business day immediately preceding each Payment Date.
Delay Days:	0 (zero) days on all Offered Notes.
Due Period:	The Due Period with respect to any Payment Date commences on the second day of the month immediately preceding the month in which such Payment Date occurs and ends on the first day of the month in which such Payment Date occurs.
Interest Accrual Period:	Interest with respect to the Offered Notes will initially accrue from the Closing Date to, but excluding, the first Payment Date. Thereafter, interest will accrue from the prior Payment Date to, but excluding, the then current Payment Date. With respect to the Offered Notes, interest will accrue during the related Interest Accrual Period on the basis of a 360-day year and the actual number of days elapsed. The Offered Notes will settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Payment Date is the calendar month immediately preceding the month in which the Payment Date occurs.
ERISA Considerations:	Subject to the considerations in the Prospectus Supplement, it is expected that the Offered Notes will be eligible for purchase by certain ERISA plans as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Notes.
Legal Investment:	The Offered Notes will not constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Taxation:	It is anticipated that for federal income tax purposes the Notes will be characterized as debt instruments.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Redemption:	At its option, the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the Issuer) when the Mortgage Loans remaining in the Trust, as of the last day of the related Due Period, have been reduced to less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. In such case, the Class A Notes and the Class M Notes will be redeemed at par plus accrued interest.
Administrative Fees:	The "Servicing Fee", calculated at the "Servicing Fee Rate" of 0.500% per annum, and the "Indenture Trustee Fee" calculated at the "Indenture Trustee Fee Rate" of 0.0012% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.
Servicing Advances:	The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Credit Enhancement:

1. Excess Spread
2. Overcollateralization
3. Subordination

Overcollateralization Amount:

The Overcollateralization Amount with respect to any Payment Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans over (ii) the sum of the aggregate Note Balance of the Offered Notes, after taking into account the payments of principal to be made on such Payment Date.

Overcollateralization Target Amount:

With respect to any Payment Date, (i) prior to the Stepdown Date, an amount equal to approximately 3.35% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 6.70% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $12,428,594 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Payment Date. The Overcollateralization Target Amount for the Offered Notes will be fully funded on the Closing Date.

Stepdown Date:

The earlier of (i) the first Payment Date on which the aggregate Note Balance of the Class A Notes has been reduced to zero and (ii) the later to occur of (x) the Payment Date occurring in October 2007 and (y) the first Payment Date on which the Credit Enhancement Percentage for the Class A Notes (calculated for this purpose only after taking into account payments of principal on the Mortgage Loans, but prior to any payment of the Group I Principal Payment Amount and the Group II Principal Payment Amount to the holders of the Notes then entitled to payments of principal on such Payment Date) is greater than or equal to approximately 37.50%.

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any class of Offered Notes for any Payment Date is the percentage obtained by dividing (x) the aggregate Note Balance of the class or classes subordinate thereto and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account payments of principal on the Mortgage Loans and payment of the Group I Principal Payment Amount and the Group II Principal Payment Amount to the holders of the Notes then entitled to payments of principal on such Payment Date.

Target Credit Enhancement Percentage

Class	Initial	On and After Stepdown Date
A	18.75%	37.50%
M-1	15.80%	31.60%
M-2	12.85%	25.70%
M-3	11.15%	22.30%
M-4	9.40%	18.80%
M-5	7.90%	15.80%
M-6	6.50%	13.00%
M-7	5.35%	10.70%
M-8	4.35%	8.70%
M-9	3.35%	6.70%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Payment Date if the percentage obtained by dividing (x) the aggregate principal balance of Mortgage Loans Delinquent 60 days or more or are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 40% of the Credit Enhancement Percentage for the Class A Notes.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Payment Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Payment Date:

Payment Date Occurring in	Percentage
October 2007 through September 2008	[3.25%]
October 2008 through September 2009	[5.00%]
October 2009 through September 2010	[6.25%]
October 2010 through September 2011	[7.00%]
October 2011 and thereafter	[7.25%]

Group I Sequential Trigger Event: A Group I Sequential Trigger Event is in effect on any Payment Date if, before the Payment Date in October 2007, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Prepayment Period divided by the aggregate Stated Principal Balance of the Mortgage Loans as of the cut-off date exceeds 3.25%, or if, on or after the Payment Date in October 2007, a Trigger Event is in effect.

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed first, by the Excess Spread, second, by the Overcollateralization Amount and third, by the Class M Notes in reverse numerical order.

Interest Payment Priority:

On each Payment Date, the Interest Remittance Amount will be paid in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of each class of Group I Notes, on a pro rata basis based on the entitlement of each such class, the Senior Interest Payment Amount allocable to such Notes; from the Group II Interest Remittance Amount, to the holders of each class of Group II Notes, on a pro rata basis based on the entitlement of each such class, the Senior Interest Payment Amount allocable to such Notes. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Payment Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Notes, the Interest Payment Amount for such Notes;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Notes, the Interest Payment Amount for such Notes;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Notes, the Interest Payment Amount for such Notes;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Notes, the Interest Payment Amount for such Notes;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Notes, the Interest Payment Amount for such Notes;

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Notes, the Interest Payment Amount for such Notes;

(viii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-7 Notes, the Interest Payment Amount for such Notes;

(ix) from the combined remaining Interest Remittance Amount, to the holders of the Class M-8 Notes, the Interest Payment Amount for such Notes; and

(x) from the combined remaining Interest Remittance Amount, to the holders of the Class M-9 Notes, the Interest Payment Amount for such Notes.

Principal Payment Priority:

On each Payment Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Payment Amount and the Group II Principal Payment Amount shall be paid as follows:

(i) so long as a Group I Sequential Trigger Event is not in effect, the Group I Principal Payment Amount pro rata to the holders of the Group I Notes, until the Note Balances thereof have been reduced to zero and then to the holders of the Group II Notes after taking into account the payment of the Group II Principal Payment Amount described in (ii) below. If a Group I Sequential Trigger Event is in effect, the Group I Principal Payment Amount will be paid sequentially, first, to the Class A-1 Notes, until the Note Balance has been reduced to zero, second, to the Class A-2 Notes until the Note Balance has been reduced to zero and then to the holders of the Group II Notes after taking into account the payment of the Group II Principal Payment Amount described in (ii) below;

(ii) the Group II Principal Payment Amount pro rata to the holders of the Class A-3 Notes and the Sequential Notes, until the Note Balances thereof has been reduced to zero and then to the holders of the Group I Notes after taking into account the payment of the Group I Principal Payment Amount described in (i) above. Principal Payments among the Sequential Notes will be made sequentially, beginning with the Class A-4 Notes;

(iii) to the holders of the Class M-1 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i) and (ii) above until the Note Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), and (iii) above until the Note Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii) and (iv) above until the Note Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), and (v) above until the Note Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), (v) and (vi) above until the Note Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Note Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Note Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii) (viii) and (ix) above until the Note Balance thereof has been reduced to zero; and

(xi) to the holders of the Class M-9 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii) (viii), (ix) and (x) above until the Note Balance thereof has been reduced to zero.

Principal Payment Priority (continued):

On each Payment Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Payment Amount and the Group II Principal Payment Amount shall be paid as follows:

(i) concurrently, pro rata to the holders of the Group I Notes, the Group I Senior Principal Payment Amount; and pro rata to the holders of the Class A-3 Notes and the Sequential Notes, the Group II Senior Principal Payment Amount, until the Note Balances thereof have been reduced to zero. Principal Payments among the Sequential Notes will be made sequentially, beginning with the Class A-4 Notes.

(ii) Concurrently, pro rata to the holders of the Group I Notes, any remaining Group II Senior Principal Payment Amount and pro rata to the holders of the Class A-3 Notes and the Sequential Notes any remaining Group I Senior Principal Payment Amount.

(iii) to the holders of the Class M-1 Notes, the Class M-1 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Notes, the Class M-2 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Notes, the Class M-3 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Notes, the Class M-4 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Notes, the Class M-5 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Notes, the Class M-6 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Notes, the Class M-7 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Notes, the Class M-8 Principal Payment Amount, until the Note Balance thereof has been reduced to zero; and

(x) to the holders of the Class M-9 Notes, the Class M-9 Principal Payment Amount, until the Note Balance thereof has been reduced to zero.

Notwithstanding the above, in the event that all subordinate classesand the Overcollateralization Amount have been reduced to zero, principal distributions to the Group II Notes will be distributed pro rata among the Class A-3, Class A-4, Class A-5 and Class A-6 Notes with the exception that if a Class A-4 Accelerated Amortization Event is also in effect, principal distributions to the Group II Notes will be sequential to the Class A-4 Notes and then pro rata among the Class A-3, Class A-5 and Class A-6 Notes.

Monthly Excess Cashflow Payments:

With respect to any Payment Date, any Net Monthly Excess Cashflow shall be paid as follows:

(i) to the holders of the class or classes of Notes then entitled to receive payments in respect of principal, in an amount equal to the Overcollateralization Increase Amount, payable as part of the Group I Principal Payment Amount and Group II Principal Payment Amount;

(ii) to the holders of the Class M-1 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(iii) to the holders of the Class M-1 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(v) to the holders of the Class M-2 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(vii) to the holders of the Class M-3 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(ix) to the holders of the Class M-4 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(xi) to the holders of the Class M-5 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(xii) to the holders of the Class M-6 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(xiii) to the holders of the Class M-6 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of the Class M-7 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(xv) to the holders of the Class M-7 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(xvi) to the holders of the Class M-8 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(xvii) to the holders of the Class M-8 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(xviii) to the holders of the Class M-9 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(xix) to the holders of the Class M-9 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(xx) to the holders of the Offered Notes, in an amount equal to such Notes' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(xxi) to the holders of the Offered Notes any Basis Risk Carryover Amounts for such classes;

(xxii) in the event that a Class A-4 Accelerated Amortization Event is in effect, to the Class A-4 Notes as additional principal in the amount equal to the Class A-4 Accelerated Amortization Amount until their Note Balance has been reduced to zero; and

(xxiii) to the holders of the Owner Trust Certificates as provided in the Trust Agreement.

Expense Adjusted Mortgage Rate: The applicable mortgage rate on each Mortgage Loan as of the first day of the related Due Period minus the Administrative Fees.

Available Funds Cap: The Available Funds Cap for any Payment Date and:

(i) the Group I Notes is a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans multiplied by a fraction the numerator of which is the aggregate principal balance of the Group I Mortgage Loans and Group II Mortgage Loans as of the last day of the prior Due Period and the denominator of which is the aggregate Note Balance of the Class A Notes and Class M Notes immediately prior to such payment date;

(ii) the Group II Notes is a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group II Mortgage Loans multiplied by a fraction the numerator of which is the aggregate principal balance of the Group I Mortgage Loans and Group II Mortgage Loans as of the last day of the prior Due Period and the denominator of which is the aggregate Note Balance of the Class A Notes and Class M Notes immediately prior to such payment date; and

(iii) the Class M Notes is a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the product of (i) the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans and Group II Mortgage Loans, less the sum of (x) the weighted average Note Rate for the Group I Notes for such payment date multiplied by a fraction, the numerator of which is the Note Balance of the Group I Notes immediately prior to such payment date and the denominator of which is the principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans as of the last day of the prior Due Period and (y) the weighted average Note Rate for the Group II Class A Notes for such payment date multiplied by a fraction, the numerator of which is the aggregate Note Balance of the Group II Notes immediately prior to such payment date and the denominator of which is the principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans as of the last day of the prior Due Period, and (ii) a fraction the numerator of which is the aggregate principal balance of the Group I Mortgage Loans and Group II Mortgage Loans as of the last day of the prior Due Period and the denominator of which is the aggregate Note Balance of the Class M Notes immediately prior to such payment date.

Note Rates: The Note Rate on any Payment Date for each class of Offered Notes will equal the least of:

(a) One-Month LIBOR plus related margin;
(b) The related Available Funds Cap; and
(c) 12.50%.

Interest Carry Forward Amount: For each class of Offered Notes, and on any Payment Date, the sum of (i) the excess of (A) the accrued Note Interest for such Class with respect to the prior Payment Date (excluding any Basis Risk Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Payment Date, over (B) the amount actually paid to such class with respect to interest on such prior Payment Date and (ii) interest on such excess at the Note Rate for such class.

Interest Payment Amount: The Interest Payment Amount for the Offered Notes of any class on any Payment Date is equal to interest accrued at the Note Rate for that class during the related Interest Accrual Period on the Note Balance of that class immediately prior to the Payment Date.

Senior Interest Payment Amount: The Senior Interest Payment Amount for any Payment Date is equal to the Interest Payment Amount for such Payment Date for the related Class A Notes and the Interest Carry Forward Amount, if any, for that Payment Date for the related Class A Notes.

Basis Risk Carryover Amount: For any Payment Date, if the Note Rate for a class of Offered Notes is based on the related Available Funds Cap, the excess of (i) the amount of interest such class would have accrued for such Payment Date had the applicable Note Rate not been subject to the Available Funds Cap, over (ii) the amount of interest such class of Notes accrued for such Payment Date based on the Available Funds Cap, together with the unpaid portion of any such amounts from the prior Payment Date (and accrued interest thereon at the then applicable Note Rate, without giving effect to the Available Funds Cap). The ratings on each Class of Notes do not address the likelihood of the payment of any Basis Risk Carryover Amount.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination, and the Note Rates on the Offered Notes are based on one-month LIBOR, the application of the Available Funds Cap could result in shortfalls of interest otherwise payable on those Notes in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward and will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Payment Date or in any subsequent period.

The Offered Notes, except for the Class A-1, will benefit from three interest rate caps pledged to the Issuer to mitigate their Basis Risk Shortfalls. The notional schedules for the interest rate caps are available at the end of the term sheet.

Step-up Coupon: If the Optional Redemption is not exercised on the first Payment Date following the Stepdown Date on which it could have been exercised, the margins on each of the Class A Notes will increase to 2.0 times their related initial margin and the margins on each of the Class M Notes will increase to 1.5 times their related initial margins.

Group I Principal Payment Amount:	The Group I Principal Payment Amount for any Payment Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Payment Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Payment Date each allocated between Group I and Group II Principal Payment Amounts based on the amount of principal received from each Mortgage Loan Group.
Group II Principal Payment Amount:	The Group II Principal Payment Amount for any Payment Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Payment Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Payment Date each allocated between Group I and Group II Principal Payment Amounts based on the amount of principal received from each Mortgage Loan Group.
Group I Senior Principal Payment Amount:	The Group I Senior Principal Payment Amount is an amount equal to the excess of (x) the aggregate Note Balance of the Group I Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 62.50% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $7,539,834.
Group II Senior Principal Payment Amount:	The Group II Senior Principal Payment Amount is an amount equal to the excess of (x) the aggregate Note Balance of the Group II Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 62.50% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $4,888,760.
Class A-4 Accelerated Amortization Event:	With respect to any Payment Date beginning with the Payment Date in September 2011, until the Note Balance of the Class A-4 Notes has been reduced to zero, a Class A-4 Accelerated Amortization Event exists if the Note Balance of the Class A-4 Notes (after application of the Principal Payment Amount on that Payment Date) exceeds a target amount for such Payment Date, as set forth on the Class A-4 Target Balance Schedule attached hereto.
Class A-4 Accelerated Amortization Amount:	With respect to any Payment Date, the lesser of (a) the amount of funds remaining after making payments pursuant to clause (xxi) of the Monthly Excess Cashflow Payments described above and (b) the Note Balance of the Class A-4 Notes (after application of the related Principal Payment Amount on that Payment Date).

Class M-1 Principal Payment Amount:

The Class M-1 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A Notes (after taking into account the payment of the Group I Senior Principal Payment Amount and Group II Senior Principal Payment Amount on such Payment Date) and (ii) the Note Balance of the Class M-1 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 68.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $12,428,594.

Class M-2 Principal Payment Amount:

The Class M-2 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A and Class M-1 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount and Class M-1 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-2 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 74.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $12,428,594.

Class M-3 Principal Payment Amount:

The Class M-3 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, and Class M-2 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount, Class M-1 Principal Payment Amount and Class M-2 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-3 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 77.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $12,428,594.

Class M-4 Principal Payment Amount:

The Class M-4 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2 and Class M-3 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount Class M-1 Principal Payment Amount, Class M-2 Principal Payment Amount and Class M-3 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-4 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 81.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $12,428,594.

Class M-5 Principal Payment Amount:

The Class M-5 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount, Class M-1 Principal Payment Amount, Class M-2 Principal Payment Amount, Class M-3 Principal Payment Amount and Class M-4 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-5 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 84.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $12,428,594.

Class M-6 Principal Payment Amount:

The Class M-6 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount, Class M-1 Principal Payment Amount, Class M-2 Principal Payment Amount, Class M-3 Principal Payment Amount, Class M-4 Principal Payment Amount and Class M-5 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-6 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 87.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $12,428,594.

Class M-7 Principal Payment Amount:

The Class M-7 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount, Class M-1 Principal Payment Amount, Class M-2 Principal Payment Amount, Class M-3 Principal Payment Amount, Class M-4 Principal Payment Amount, Class M-5 Principal Payment Amount and Class M-6 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-7 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 89.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $12,428,594.

Class M-8 Principal Payment Amount:

The Class M-8 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount, Class M-1 Principal Payment Amount, Class M-2 Principal Payment Amount, Class M-3 Principal Payment Amount, Class M-4 Principal Payment Amount, Class M-5 Principal Payment Amount, Class M-6 Principal Payment Amount and Class M-7 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-8 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 91.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $12,428,594.

Class M-9 Principal Payment Amount:

The Class M-9 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount, Class M-1 Principal Payment Amount, Class M-2 Principal Payment Amount, Class M-3 Principal Payment Amount, Class M-4 Principal Payment Amount, Class M-5 Principal Payment Amount, Class M-6 Principal Payment Amount, Class M-7 Principal Payment Amount and Class M-8 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-9 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 93.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $12,428,594.

Weighted Average Life Sensitivity

To 10.00% CALL

	PPC	50%	75%	100%	125%	150%
A-1	WAL	5.39	3.68	2.72	2.07	1.57
	First Payment Date	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
	Expected Final Maturity	3/25/2020	7/25/2015	10/25/2012	1/25/2011	10/25/2009
A-2	WAL	5.39	3.68	2.72	2.07	1.57
	First Payment Date	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
	Expected Final Maturity	3/25/2020	7/25/2015	10/25/2012	1/25/2011	10/25/2009
A-3	WAL	5.39	3.66	2.70	2.04	1.53
	First Payment Date	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
	Expected Final Maturity	3/25/2020	7/25/2015	10/25/2012	1/25/2011	10/25/2009
A-4	WAL	1.97	1.32	0.98	0.77	0.63
	First Payment Date	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
	Expected Final Maturity	12/25/2008	7/25/2007	10/25/2006	5/25/2006	1/25/2006
A-5	WAL	6.21	4.16	3.00	2.18	1.77
	First Payment Date	12/25/2008	7/25/2007	10/25/2006	5/25/2006	1/25/2006
	Expected Final Maturity	11/25/2013	11/25/2010	4/25/2009	7/25/2007	12/25/2006
A-6	WAL	13.17	9.08	6.74	5.13	3.57
	First Payment Date	11/25/2013	11/25/2010	4/25/2009	7/25/2007	12/25/2006
	Expected Final Maturity	3/25/2020	7/25/2015	10/25/2012	1/25/2011	10/25/2009
M-1	WAL	10.35	7.09	5.36	4.65	4.67
	First Payment Date	10/25/2009	2/25/2008	1/25/2008	6/25/2008	12/25/2008
	Expected Final Maturity	3/25/2020	7/25/2015	10/25/2012	1/25/2011	10/25/2009
M-2	WAL	10.35	7.09	5.34	4.54	4.33
	First Payment Date	10/25/2009	2/25/2008	12/25/2007	4/25/2008	8/25/2008
	Expected Final Maturity	3/25/2020	7/25/2015	10/25/2012	1/25/2011	10/25/2009
M-3	WAL	10.35	7.09	5.34	4.48	4.15
	First Payment Date	10/25/2009	2/25/2008	12/25/2007	2/25/2008	6/25/2008
	Expected Final Maturity	3/25/2020	7/25/2015	10/25/2012	1/25/2011	10/25/2009
M-4	WAL	10.35	7.09	5.32	4.44	4.05
	First Payment Date	10/25/2009	2/25/2008	11/25/2007	1/25/2008	4/25/2008
	Expected Final Maturity	3/25/2020	7/25/2015	10/25/2012	1/25/2011	10/25/2009
M-5	WAL	10.35	7.09	5.32	4.41	3.97
	First Payment Date	10/25/2009	2/25/2008	11/25/2007	1/25/2008	3/25/2008
	Expected Final Maturity	3/25/2020	7/25/2015	10/25/2012	1/25/2011	10/25/2009
M-6	WAL	10.35	7.09	5.32	4.39	3.91
	First Payment Date	10/25/2009	2/25/2008	11/25/2007	12/25/2007	1/25/2008
	Expected Final Maturity	3/25/2020	7/25/2015	10/25/2012	1/25/2011	10/25/2009
M-7	WAL	10.35	7.09	5.31	4.38	3.86
	First Payment Date	10/25/2009	2/25/2008	10/25/2007	11/25/2007	1/25/2008
	Expected Final Maturity	3/25/2020	7/25/2015	10/25/2012	1/25/2011	10/25/2009
M-8	WAL	10.35	7.09	5.31	4.35	3.83
	First Payment Date	10/25/2009	2/25/2008	10/25/2007	11/25/2007	12/25/2007
	Expected Final Maturity	3/25/2020	7/25/2015	10/25/2012	1/25/2011	10/25/2009
M-9	WAL	10.35	7.09	5.31	4.35	3.81
	First Payment Date	10/25/2009	2/25/2008	10/25/2007	11/25/2007	11/25/2007
	Expected Final Maturity	3/25/2020	7/25/2015	10/25/2012	1/25/2011	10/25/2009

Weighted Average Life Sensitivity

To MATURITY

	PPC	50%	75%	100%	125%	150%
A-1	WAL	5.74	3.98	2.96	2.26	1.73
	First Payment Date	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
	Expected Final Maturity	5/25/2032	6/25/2027	8/25/2022	1/25/2019	6/25/2016
A-2	WAL	5.74	3.98	2.96	2.26	1.73
	First Payment Date	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
	Expected Final Maturity	5/25/2032	6/25/2027	8/25/2022	1/25/2019	6/25/2016
A-3	WAL	5.74	3.96	2.93	2.22	1.68
	First Payment Date	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
	Expected Final Maturity	4/25/2032	5/25/2027	7/25/2022	11/25/2018	4/25/2016
A-4	WAL	1.97	1.32	0.98	0.77	0.63
	First Payment Date	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
	Expected Final Maturity	12/25/2008	7/25/2007	10/25/2006	5/25/2006	1/25/2006
A-5	WAL	6.21	4.16	3.00	2.18	1.77
	First Payment Date	12/25/2008	7/25/2007	10/25/2006	5/25/2006	1/25/2006
	Expected Final Maturity	11/25/2013	11/25/2010	4/25/2009	7/25/2007	12/25/2006
A-6	WAL	14.84	10.47	7.83	6.00	4.29
	First Payment Date	11/25/2013	11/25/2010	4/25/2009	7/25/2007	12/25/2006
	Expected Final Maturity	4/25/2032	5/25/2027	7/25/2022	11/25/2018	4/25/2016
M-1	WAL	11.22	7.81	5.93	5.10	5.04
	First Payment Date	10/25/2009	2/25/2008	1/25/2008	6/25/2008	12/25/2008
	Expected Final Maturity	9/25/2029	12/25/2023	6/25/2019	6/25/2016	4/25/2014
M-2	WAL	11.20	7.79	5.89	4.98	4.69
	First Payment Date	10/25/2009	2/25/2008	12/25/2007	4/25/2008	8/25/2008
	Expected Final Maturity	2/25/2029	4/25/2023	11/25/2018	12/25/2015	11/25/2013
M-3	WAL	11.18	7.76	5.87	4.90	4.50
	First Payment Date	10/25/2009	2/25/2008	12/25/2007	2/25/2008	6/25/2008
	Expected Final Maturity	5/25/2028	6/25/2022	3/25/2018	5/25/2015	5/25/2013
M-4	WAL	11.15	7.73	5.83	4.84	4.38
	First Payment Date	10/25/2009	2/25/2008	11/25/2007	1/25/2008	4/25/2008
	Expected Final Maturity	10/25/2027	11/25/2021	10/25/2017	1/25/2015	1/25/2013
M-5	WAL	11.11	7.70	5.80	4.79	4.29
	First Payment Date	10/25/2009	2/25/2008	11/25/2007	1/25/2008	3/25/2008
	Expected Final Maturity	1/25/2027	3/25/2021	3/25/2017	7/25/2014	9/25/2012
M-6	WAL	11.05	7.65	5.76	4.73	4.20
	First Payment Date	10/25/2009	2/25/2008	11/25/2007	12/25/2007	1/25/2008
	Expected Final Maturity	4/25/2026	6/25/2020	8/25/2016	2/25/2014	4/25/2012
M-7	WAL	10.98	7.58	5.70	4.68	4.12
	First Payment Date	10/25/2009	2/25/2008	10/25/2007	11/25/2007	1/25/2008
	Expected Final Maturity	5/25/2025	8/25/2019	12/25/2015	7/25/2013	11/25/2011
M-8	WAL	10.88	7.50	5.63	4.60	4.04
	First Payment Date	10/25/2009	2/25/2008	10/25/2007	11/25/2007	12/25/2007
	Expected Final Maturity	5/25/2024	10/25/2018	5/25/2015	1/25/2013	6/25/2011
M-9	WAL	10.74	7.39	5.54	4.53	3.96
	First Payment Date	10/25/2009	2/25/2008	10/25/2007	11/25/2007	11/25/2007
	Expected Final Maturity	4/25/2023	12/25/2017	8/25/2014	7/25/2012	1/25/2011

Effective Maximum Note Rate Table for the Class A-1 Notes

Period	Scenario (1) (%)	Scenario (2) (%)
0	-	-
1	7.44	7.44
2	6.54	6.59
3	6.76	6.87
4	6.55	6.69
5	6.56	6.69
6	7.27	7.42
7	6.57	6.71
8	6.80	6.94
9	6.59	6.72
10	6.82	6.95
11	6.60	6.74
12	6.61	6.74
13	6.84	6.98
14	6.63	6.76
15	6.86	6.99
16	6.64	6.78
17	6.65	6.78
18	7.37	7.52
19	6.67	6.80
20	6.90	7.04
21	6.69	6.82
22	6.92	7.06
23	7.01	7.16
24	7.02	7.18
25	7.46	8.24
26	7.23	8.03
27	7.48	8.31
28	7.26	8.06
29	7.27	8.39
30	8.07	9.31
31	7.30	9.21
32	7.55	9.58
33	7.32	9.29
34	7.58	9.62

Period	Scenario (1) (%)	Scenario (2) (%)
35	7.35	9.64
36	7.39	9.69
37	7.67	10.90
38	7.33	10.48
39	7.58	10.82
40	7.33	10.47
41	7.33	10.79
42	7.84	11.56
43	7.33	11.64
44	7.58	12.08
45	7.33	11.69
46	7.58	12.08
47	7.33	11.89
48	7.33	11.92
49	7.58	12.50
50	7.33	12.50
51	7.58	12.50
52	7.34	12.50
53	7.34	12.50
54	8.12	12.50
55	7.34	12.50
56	7.58	12.50
57	7.34	12.50
58	7.58	12.50
59	7.34	12.50
60	7.34	12.50
61	7.58	12.50
62	7.34	12.50
63	7.58	12.50
64	7.34	12.50
65	7.34	12.50
66	8.12	12.50
67	7.34	12.50
68	7.58	12.50
69	7.34	12.50

Period	Scenario (1) (%)	Scenario (2) (%)
70	7.58	12.50
71	7.34	12.50
72	7.34	12.50
73	7.58	12.50
74	7.34	12.50
75	7.58	12.50
76	7.34	12.50
77	7.34	12.50
78	8.13	12.50
79	7.34	12.50
80	7.59	12.50
81	7.34	12.50
82	7.59	12.50
83	7.34	12.50
84	7.34	12.50
85	7.59	12.50
86	7.34	12.50
87	7.59	12.50
88	7.34	12.50
89	7.34	12.49
90	7.85	12.50
91	7.34	12.48
92	7.59	12.50
93	7.34	12.48
94	7.59	12.50
95	7.34	12.47
96	7.34	12.46
97	7.59	12.50
98	-	12.46
99	-	-

1. Assumes 6m LIBOR remains constant at 2.08000%, 1m LIBOR remains constant at 1.81125% and the cashflows are run to the Optional Redemption at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Redemption at the pricing speed.

Effective Maximum Note Rate Table for the Class A-2 Notes

Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)
0	-	-	-
1	7.44	7.44	10.00
2	6.54	6.59	10.00
3	6.76	6.87	10.00
4	6.55	6.69	10.00
5	6.56	6.69	10.00
6	7.27	7.42	10.00
7	6.57	6.71	10.00
8	6.80	6.94	10.00
9	6.59	6.72	10.00
10	6.82	6.95	10.00
11	6.60	6.74	10.00
12	6.61	6.74	10.00
13	6.84	6.98	10.00
14	6.63	6.76	10.00
15	6.86	6.99	10.00
16	6.64	6.78	10.00
17	6.65	6.78	10.00
18	7.37	7.52	10.00
19	6.67	6.80	10.00
20	6.90	7.04	10.00
21	6.69	6.82	10.00
22	6.92	7.06	10.00
23	7.01	7.16	10.00
24	7.02	7.18	10.00
25	7.46	8.24	10.00
26	7.23	8.03	10.00
27	7.48	8.31	10.00
28	7.26	8.06	10.00
29	7.27	8.39	10.00
30	8.07	9.31	10.00
31	7.30	9.21	10.00
32	7.55	9.58	10.00
33	7.32	9.29	9.99
34	7.58	9.62	10.00
35	7.35	9.64	10.00
36	7.39	9.69	10.00
37	7.67	10.90	10.90
38	7.33	10.48	10.48
39	7.58	10.82	10.82
40	7.33	10.47	10.47
41	7.33	10.79	10.79
42	7.84	11.56	11.56
43	7.33	11.64	11.64
44	7.58	12.08	12.08
45	7.33	11.69	11.69
46	7.58	12.08	12.08
47	7.33	11.89	11.89
48	7.33	11.92	11.92
49	7.58	12.50	12.50
50	7.33	12.50	12.50
51	7.58	12.50	12.50
52	7.34	12.50	12.50
53	7.34	12.50	12.50
54	8.12	12.50	12.50
55	7.34	12.50	12.50
56	7.58	12.50	12.50
57	7.34	12.50	12.50
58	7.58	12.50	12.50
59	7.34	12.50	12.50
60	7.34	12.50	12.50
61	7.58	12.50	12.50
62	7.34	12.50	12.50
63	7.58	12.50	12.50
64	7.34	12.50	12.50
65	7.34	12.50	12.50
66	8.12	12.50	12.50
67	7.34	12.50	12.50
68	7.58	12.50	12.50
69	7.34	12.50	12.50
70	7.58	12.50	12.50
71	7.34	12.50	12.50
72	7.34	12.50	12.50
73	7.58	12.50	12.50
74	7.34	12.50	12.50
75	7.58	12.50	12.50
76	7.34	12.50	12.50
77	7.34	12.50	12.50
78	8.13	12.50	12.50
79	7.34	12.50	12.50
80	7.59	12.50	12.50
81	7.34	12.50	12.50
82	7.59	12.50	12.50
83	7.34	12.50	12.50
84	7.34	12.50	12.50
85	7.59	12.50	12.50
86	7.34	12.50	12.50
87	7.59	12.50	12.50
88	7.34	12.50	12.50
89	7.34	12.49	12.49
90	7.85	12.50	12.50
91	7.34	12.48	12.48
92	7.59	12.50	12.50
93	7.34	12.48	12.48
94	7.59	12.50	12.50
95	7.34	12.47	12.47
96	7.34	12.46	12.46
97	7.59	12.50	12.50
98	-	12.46	12.46
99	-	-	-

1. Assumes 6m LIBOR remains constant at 2.08000%, 1m LIBOR remains constant at 1.81125% and the cashflows are run to the Optional Redemption at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Redemption at the pricing speed.
3. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Redemption at the pricing speed and all payments on the Interest Rate Caps are received as scheduled and applied.

Effective Maximum Note Rate Table for the Group II Notes

Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)
0	-	-	-
1	7.44	7.44	10.00
2	6.57	6.70	10.00
3	6.80	7.10	10.00
4	6.59	6.95	10.00
5	6.60	6.96	10.00
6	7.31	7.71	10.00
7	6.61	6.97	10.00
8	6.84	7.21	10.00
9	6.62	6.98	10.00
10	6.85	7.22	10.00
11	6.64	7.00	10.00
12	6.65	7.01	10.00
13	6.88	7.25	10.00
14	6.66	7.02	10.00
15	6.89	7.27	10.00
16	6.68	7.04	10.00
17	6.69	7.05	10.00
18	7.41	7.81	10.00
19	6.70	7.07	10.00
20	6.94	7.31	10.00
21	6.72	7.09	10.00
22	6.96	7.33	10.00
23	7.15	7.54	10.00
24	7.17	7.57	10.00
25	7.52	8.55	10.00
26	7.29	8.34	10.00
27	7.54	8.63	10.00
28	7.31	8.37	10.00
29	7.34	8.81	10.00
30	8.14	9.80	10.00
31	7.36	9.56	10.00
32	7.62	9.95	10.00
33	7.39	9.65	10.00
34	7.65	9.99	10.00
35	7.43	10.14	10.14
36	7.45	10.18	10.18
37	7.73	11.31	11.31
38	7.39	10.87	10.87
39	7.64	11.23	11.23
40	7.39	10.87	10.87
41	7.39	11.32	11.32
42	7.90	12.12	12.12
43	7.39	12.07	12.07
44	7.64	12.50	12.50
45	7.39	12.13	12.13
46	7.64	12.50	12.50
47	7.39	12.42	12.42
48	7.40	12.44	12.44
49	7.64	12.50	12.50
50	7.40	12.50	12.50
51	7.64	12.50	12.50
52	7.40	12.50	12.50
53	7.40	12.50	12.50
54	8.19	12.50	12.50
55	7.40	12.50	12.50
56	7.64	12.50	12.50
57	7.40	12.50	12.50
58	7.65	12.50	12.50
59	7.40	12.50	12.50
60	7.40	12.50	12.50
61	7.65	12.50	12.50
62	7.40	12.50	12.50
63	7.65	12.50	12.50
64	7.40	12.50	12.50
65	7.40	12.50	12.50
66	8.19	12.50	12.50
67	7.40	12.50	12.50
68	7.65	12.50	12.50
69	7.40	12.50	12.50
70	7.65	12.50	12.50
71	7.40	12.50	12.50
72	7.40	12.50	12.50
73	7.65	12.50	12.50
74	7.40	12.50	12.50
75	7.65	12.50	12.50
76	7.41	12.50	12.50
77	7.41	12.50	12.50
78	8.20	12.50	12.50
79	7.41	12.50	12.50
80	7.65	12.50	12.50
81	7.41	12.50	12.50
82	7.65	12.50	12.50
83	7.41	12.50	12.50
84	7.41	12.50	12.50
85	7.66	12.50	12.50
86	7.41	12.50	12.50
87	7.66	12.50	12.50
88	7.41	12.50	12.50
89	7.41	12.50	12.50
90	7.92	12.50	12.50
91	7.41	12.50	12.50
92	7.66	12.50	12.50
93	7.41	12.50	12.50
94	7.66	12.50	12.50
95	7.41	12.50	12.50
96	7.41	12.50	12.50
97	7.66	12.50	12.50
98	-	12.50	12.50
99	-	-	-

1. Assumes 6m LIBOR remains constant at 2.08000%, 1m LIBOR remains constant at 1.81125% and the cashflows are run to the Optional Redemption at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Redemption at the pricing speed.
3. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Redemption at the pricing speed and all payments on the Interest Rate Caps are received as scheduled and applied.

Effective Maximum Note Rate Table for the Class M Notes

Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)
0	-	-	-
1	12.50	7.44	10.00
2	12.50	6.63	10.00
3	12.50	6.96	10.00
4	12.50	6.79	10.00
5	12.50	6.80	10.00
6	12.50	7.53	10.00
7	12.50	6.81	10.00
8	12.50	7.05	10.00
9	12.50	6.83	10.00
10	12.50	7.06	10.00
11	12.50	6.84	10.00
12	12.50	6.85	10.00
13	12.50	7.08	10.00
14	12.50	6.86	10.00
15	12.50	7.10	10.00
16	12.50	6.88	10.00
17	12.50	6.89	10.00
18	12.50	7.64	10.00
19	12.50	6.91	10.00
20	12.50	7.15	10.00
21	12.50	6.93	10.00
22	12.50	7.17	10.00
23	12.50	7.31	10.00
24	12.50	7.33	10.00
25	12.50	8.36	10.00
26	12.50	8.15	10.00
27	12.50	8.44	10.00
28	12.50	8.18	10.00
29	12.50	8.56	10.00
30	12.50	9.50	10.00
31	12.50	9.35	10.00
32	12.50	9.73	10.00
33	12.50	9.43	10.00
34	12.50	9.76	10.00
35	12.50	9.84	10.00
36	12.50	9.88	10.00
37	12.50	11.06	11.06
38	12.50	10.63	10.63
39	12.50	10.98	10.98
40	12.50	10.63	10.63
41	12.50	11.00	11.00
42	12.50	11.78	11.78
43	12.50	11.81	11.81
44	12.50	12.28	12.28
45	12.50	11.86	11.86
46	12.50	12.27	12.27
47	12.50	12.10	12.10
48	12.50	12.12	12.12
49	12.50	12.50	12.50
50	12.50	12.50	12.50
51	12.50	12.50	12.50
52	12.50	12.50	12.50
53	12.50	12.50	12.50
54	12.50	12.50	12.50
55	12.50	12.50	12.50
56	12.50	12.50	12.50
57	12.50	12.50	12.50
58	12.50	12.50	12.50
59	12.50	12.50	12.50
60	12.50	12.50	12.50
61	12.50	12.50	12.50
62	12.50	12.50	12.50
63	12.50	12.50	12.50
64	12.50	12.50	12.50
65	12.50	12.50	12.50
66	12.50	12.50	12.50
67	12.50	12.50	12.50
68	12.50	12.50	12.50
69	12.50	12.50	12.50
70	12.50	12.50	12.50
71	12.50	12.50	12.50
72	12.50	12.50	12.50
73	12.50	12.50	12.50
74	12.50	12.50	12.50
75	12.50	12.50	12.50
76	12.50	12.50	12.50
77	12.50	12.50	12.50
78	12.50	12.50	12.50
79	12.50	12.50	12.50
80	12.50	12.50	12.50
81	12.50	12.50	12.50
82	12.50	12.50	12.50
83	12.50	12.50	12.50
84	12.50	12.50	12.50
85	12.50	12.50	12.50
86	12.50	12.50	12.50
87	12.50	12.50	12.50
88	12.50	12.50	12.50
89	12.50	12.50	12.50
90	12.50	12.50	12.50
91	12.50	12.50	12.50
92	12.50	12.50	12.50
93	12.50	12.50	12.50
94	12.50	12.50	12.50
95	12.50	12.50	12.50
96	12.50	12.50	12.50
97	12.50	12.50	12.50
98	-	12.50	12.50
99	-	-	-

1. Assumes 6m LIBOR remains constant at 2.08000%, 1m LIBOR remains constant at 1.81125% and the cashflows are run to the Optional Redemption at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Redemption at the pricing speed.
3. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Redemption at the pricing speed and all payments on the Interest Rate Caps are received as scheduled and applied.

Interest Rate Cap Schedules

Period	Accrual Start	Accrual End	Class A-2 Interest Rate Cap Schedule			Group II Notes Interest Rate Cap Schedule		
			Cap Notional ($)	Cap Strike	Cap Ceiling	Cap Notional ($)	Cap Strike	Cap Ceiling
1	9/29/2004	10/25/2004	245,045,000.00	6.99%	9.55%	794,423,000.00	7.06%	9.62%
2	10/25/2004	11/25/2004	238,863,254.67	6.14%	9.55%	773,659,690.06	6.32%	9.62%
3	11/25/2004	12/25/2004	232,511,537.49	6.42%	9.55%	752,362,692.35	6.72%	9.62%
4	12/25/2004	1/25/2005	226,249,928.63	6.24%	9.55%	731,437,562.48	6.57%	9.62%
5	1/25/2005	2/25/2005	220,075,324.00	6.24%	9.55%	710,873,289.38	6.58%	9.62%
6	2/25/2005	3/25/2005	213,984,914.46	6.97%	9.55%	690,659,713.51	7.33%	9.62%
7	3/25/2005	4/25/2005	207,976,185.32	6.26%	9.55%	670,787,319.00	6.59%	9.62%
8	4/25/2005	5/25/2005	202,046,914.67	6.49%	9.55%	651,247,332.59	6.83%	9.62%
9	5/25/2005	6/25/2005	196,195,191.36	6.27%	9.55%	632,031,820.43	6.60%	9.62%
10	6/25/2005	7/25/2005	190,419,496.92	6.50%	9.55%	613,134,070.94	6.84%	9.62%
11	7/25/2005	8/25/2005	184,726,447.65	6.29%	9.55%	594,571,444.65	6.62%	9.62%
12	8/25/2005	9/25/2005	179,114,845.68	6.29%	9.55%	576,338,209.29	6.63%	9.62%
13	9/25/2005	10/25/2005	173,586,206.37	6.53%	9.55%	558,429,799.85	6.87%	9.62%
14	10/25/2005	11/25/2005	168,184,512.63	6.31%	9.55%	540,940,298.12	6.64%	9.62%
15	11/25/2005	12/25/2005	162,909,273.35	6.54%	9.55%	523,862,464.45	6.89%	9.62%
16	12/25/2005	1/25/2006	157,757,528.17	6.33%	9.55%	507,186,610.40	6.66%	9.62%
17	1/25/2006	2/25/2006	152,726,386.11	6.33%	9.55%	490,903,275.69	6.67%	9.62%
18	2/25/2006	3/25/2006	147,813,023.96	7.07%	9.55%	475,003,222.79	7.43%	9.62%
19	3/25/2006	4/25/2006	143,014,684.63	6.35%	9.55%	459,477,431.69	6.69%	9.62%
20	4/25/2006	5/25/2006	138,328,675.69	6.59%	9.55%	444,317,094.74	6.93%	9.62%
21	5/25/2006	6/25/2006	133,752,367.77	6.37%	9.55%	429,513,611.68	6.71%	9.62%
22	6/25/2006	7/25/2006	129,283,193.12	6.61%	9.55%	415,058,367.62	6.95%	9.62%
23	7/25/2006	8/25/2006	124,918,241.98	6.71%	9.55%	400,943,388.78	7.16%	9.62%
24	8/25/2006	9/25/2006	120,622,879.44	6.73%	9.55%	387,018,858.79	7.19%	9.62%
25	9/25/2006	10/25/2006	116,428,480.20	7.79%	9.55%	373,418,416.33	8.17%	9.62%
26	10/25/2006	11/25/2006	112,337,716.20	7.58%	9.55%	360,148,701.40	7.96%	9.62%
27	11/25/2006	12/25/2006	108,343,051.63	7.86%	9.55%	347,193,200.28	8.25%	9.62%
28	12/25/2006	1/25/2007	104,442,365.23	7.61%	9.55%	334,545,033.91	7.99%	9.62%
29	1/25/2007	2/25/2007	100,633,449.81	7.94%	9.55%	322,196,899.18	8.43%	9.62%
30	2/25/2007	3/25/2007	96,914,273.09	8.86%	9.55%	310,142,513.69	9.42%	9.62%
31	3/25/2007	4/25/2007	93,282,601.62	8.76%	9.55%	298,374,089.68	9.18%	9.62%
32	4/25/2007	5/25/2007	89,736,380.27	9.13%	9.55%	286,884,859.92	9.57%	9.62%
33	5/25/2007	6/25/2007	86,273,602.18	8.84%	9.55%	275,668,217.12	9.27%	9.62%
34	6/25/2007	7/25/2007	82,892,307.65	9.17%	9.55%	264,717,710.22	9.61%	9.62%
35	7/25/2007	8/25/2007	79,590,582.97	9.19%	9.55%	-	-	-
36	8/25/2007	9/25/2007	76,366,539.69	9.24%	9.55%	-	-	-
37	9/25/2007	10/25/2007	-	-	-	-	-	-

The Accrual Period for the Interest Rate Caps starts and includes the Accrual Start date and ends on but excludes the Accrual End date. All dates are subject to the modified business day convention. One-month LIBOR is observed two days prior to the start of each Accrual Period and payments will be determined using the Act/360 day-count convention.

The Payment Date for the Interest Rate Caps is two business days prior to the end of each accrual period.

Interest Rate Cap Schedules (Cont.)

Period	Accrual Start	Accrual End	Class M Notes Interest Rate Cap Schedule: Cap Notional ($)	Cap Strike	Cap Ceiling
1	9/29/2004	10/25/2004	382,801,000.00	6.24%	8.80%
2	10/25/2004	11/25/2004	382,801,000.00	5.43%	8.80%
3	11/25/2004	12/25/2004	382,801,000.00	5.76%	8.80%
4	12/25/2004	1/25/2005	382,801,000.00	5.59%	8.80%
5	1/25/2005	2/25/2005	382,801,000.00	5.60%	8.80%
6	2/25/2005	3/25/2005	382,801,000.00	6.33%	8.80%
7	3/25/2005	4/25/2005	382,801,000.00	5.61%	8.80%
8	4/25/2005	5/25/2005	382,801,000.00	5.85%	8.80%
9	5/25/2005	6/25/2005	382,801,000.00	5.63%	8.80%
10	6/25/2005	7/25/2005	382,801,000.00	5.86%	8.80%
11	7/25/2005	8/25/2005	382,801,000.00	5.64%	8.80%
12	8/25/2005	9/25/2005	382,801,000.00	5.65%	8.80%
13	9/25/2005	10/25/2005	382,801,000.00	5.88%	8.80%
14	10/25/2005	11/25/2005	382,801,000.00	5.66%	8.80%
15	11/25/2005	12/25/2005	382,801,000.00	5.90%	8.80%
16	12/25/2005	1/25/2006	382,801,000.00	5.68%	8.80%
17	1/25/2006	2/25/2006	382,801,000.00	5.69%	8.80%
18	2/25/2006	3/25/2006	382,801,000.00	6.44%	8.80%
19	3/25/2006	4/25/2006	382,801,000.00	5.71%	8.80%
20	4/25/2006	5/25/2006	382,801,000.00	5.95%	8.80%
21	5/25/2006	6/25/2006	382,801,000.00	5.73%	8.80%
22	6/25/2006	7/25/2006	382,801,000.00	5.97%	8.80%
23	7/25/2006	8/25/2006	382,801,000.00	6.11%	8.80%
24	8/25/2006	9/25/2006	382,801,000.00	6.13%	8.80%
25	9/25/2006	10/25/2006	382,801,000.00	7.16%	8.80%
26	10/25/2006	11/25/2006	382,801,000.00	6.95%	8.80%
27	11/25/2006	12/25/2006	382,801,000.00	7.24%	8.80%
28	12/25/2006	1/25/2007	382,801,000.00	6.98%	8.80%
29	1/25/2007	2/25/2007	382,801,000.00	7.36%	8.80%
30	2/25/2007	3/25/2007	382,801,000.00	8.30%	8.80%
31	3/25/2007	4/25/2007	382,801,000.00	8.15%	8.80%
32	4/25/2007	5/25/2007	382,801,000.00	8.53%	8.80%
33	5/25/2007	6/25/2007	382,801,000.00	8.23%	8.80%
34	6/25/2007	7/25/2007	382,801,000.00	8.56%	8.80%
35	7/25/2007	8/25/2007	382,801,000.00	8.64%	8.80%
36	8/25/2007	9/25/2007	382,801,000.00	8.68%	8.80%
37	9/25/2007	10/25/2007	-	-	-

The Accrual Period for the Interest Rate Caps starts and includes the Accrual Start date and ends on but excludes the Accrual End date. All dates are subject to the modified business day convention. One-month LIBOR is observed two days prior to the start of each Accrual Period and payments will be determined using the Act/360 day-count convention.

The Payment Date for the Interest Rate Caps is two business days prior to the end of each accrual period.

Class A-4 Target Balance Schedule

Payment Date	Schedule
September 2011	30,636,206.90
October 2011	27,997,626.35
November 2011	25,372,315.07
December 2011	22,760,201.98
January 2012	20,161,216.41
February 2012	17,575,288.03
March 2012	15,002,346.88
April 2012	12,442,323.39
May 2012	9,895,148.35
June 2012	7,360,752.90
July 2012	4,839,068.55
August 2012	2,330,027.19
September 2012 and thereafter	-

If the A-4 balance (after the the distribution for that month) in each of these periods is greater than this schedule, ALL residual cash flow will be paid to the A-4.

The Mortgage Loans (All Collateral)

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Aggregate Principal Balance:	$2,485,718,752.98
Number of Mortgage Loans:	13,238
Average Principal Balance:	$187,771.47
Weighted Average Current Mortgage Rate:	7.029%
Weighted Average Net Mortgage Rate:	6.519%
Weighted Average Credit Score:	635
Weighted Average Combined Original LTV:	81.54%
Weighted Average Stated Remaining Term:	354 months
Weighted Average Stated Original Term:	354 months
Non-Zero Weighted Average Months to Roll[1]:	23 months
Non-Zero Weighted Average Margin[1]:	5.428%
Non-Zero Weighted Average Initial Rate Cap[1]:	1.555%
Non-Zero Weighted Average Periodic Rate Cap[1]:	1.555%
Non-Zero Weighted Average Maximum Rate[1]:	13.899%
Non-Zero Weighted Average Minimum Rate[1]:	6.890%

(1) Includes adjustable-rate Mortgage Loans only.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	2,930	325,119,879.99	13.08	110,962.42	7.956	79.33	631
ARM - 2 Year/6 Month	7,249	1,330,880,823.70	53.54	183,595.09	7.414	81.98	616
ARM - 3 Year/6 Month	496	90,209,588.16	3.63	181,874.17	7.193	80.13	625
ARM - 10 Year/6 Month	1	402,747.90	0.02	402,747.90	7.250	60.00	686
ARM - 10 Year IO/1 Month	235	81,757,790.68	3.29	347,905.49	4.656	83.07	723
Interest Only - ARM - 2 Year/6 Month	2,167	619,382,787.94	24.92	285,825.01	6.051	81.81	668
Interest Only - ARM - 3 Year/6 Month	160	37,965,134.61	1.53	237,282.09	6.273	80.78	671
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

DISTRIBUTION BY GROSS MORTGAGE RATE

Range of Gross Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
3.500 - 3.999	5	1,469,235.00	0.06	293,847.00	3.850	83.73	732
4.000 - 4.499	60	20,175,662.67	0.81	336,261.04	4.286	84.01	734
4.500 - 4.999	228	75,493,241.36	3.04	331,110.71	4.740	81.32	710
5.000 - 5.499	427	122,968,474.89	4.95	287,982.38	5.269	79.26	671
5.500 - 5.999	1,141	318,460,578.05	12.81	279,106.55	5.771	79.44	671
6.000 - 6.499	1,397	341,777,835.28	13.75	244,651.28	6.236	79.02	651
6.500 - 6.999	2,133	464,293,895.32	18.68	217,671.77	6.738	80.58	640
7.000 - 7.499	1,550	289,712,208.47	11.66	186,911.10	7.232	82.08	627
7.500 - 7.999	1,999	354,586,504.12	14.26	177,381.94	7.736	83.21	612
8.000 - 8.499	1,144	176,733,452.21	7.11	154,487.28	8.222	83.59	598
8.500 - 8.999	1,114	155,586,037.79	6.26	139,664.31	8.711	84.19	591
9.000 - 9.499	522	57,249,757.27	2.30	109,673.86	9.210	82.83	578
9.500 - 9.999	472	44,012,936.77	1.77	93,247.75	9.720	82.93	577
10.000 - 10.499	391	25,244,533.13	1.02	64,564.02	10.257	89.78	612
10.500 - 10.999	335	21,323,317.91	0.86	63,651.70	10.709	88.88	601
11.000 - 11.499	229	12,141,637.68	0.49	53,020.25	11.159	93.18	614
11.500 - 11.999	65	3,264,564.88	0.13	50,224.08	11.707	93.55	598
12.000 - 12.499	19	851,028.96	0.03	44,791.00	12.169	94.25	591
12.500 - 12.999	7	373,851.22	0.02	53,407.32	12.753	79.70	528
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CUT-OFF DATE PRINCIPAL BALANCE

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0.01 - 50,000.00	775	27,025,229.44	1.09	34,871.26	9.997	92.21	635
50,000.01 - 100,000.00	3,035	228,249,020.61	9.18	75,205.61	8.312	81.66	606
100,000.01 - 150,000.00	2,583	321,938,155.59	12.95	124,637.30	7.547	80.32	614
150,000.01 - 200,000.00	1,917	334,056,431.55	13.44	174,260.01	7.221	79.62	623
200,000.01 - 250,000.00	1,350	302,207,808.52	12.16	223,857.64	7.034	80.49	631
250,000.01 - 300,000.00	1,208	332,622,935.50	13.38	275,350.11	6.717	81.08	638
300,000.01 - 350,000.00	842	273,522,312.34	11.00	324,848.35	6.669	82.12	646
350,000.01 - 400,000.00	656	245,251,358.37	9.87	373,858.78	6.488	83.31	655
400,000.01 - 450,000.00	389	165,319,422.50	6.65	424,985.66	6.485	83.57	655
450,000.01 - 500,000.00	259	123,842,527.89	4.98	478,156.48	6.489	83.39	655
500,000.01 - 550,000.00	86	45,353,170.00	1.82	527,362.44	6.135	82.90	675
550,000.01 - 600,000.00	67	38,638,691.38	1.55	576,696.89	6.187	82.66	663
600,000.01 - 650,000.00	38	23,811,799.92	0.96	626,626.31	6.171	82.80	662
650,000.01 - 700,000.00	15	10,129,906.44	0.41	675,327.10	6.138	74.39	664
700,000.01 - 750,000.00	14	10,274,782.93	0.41	733,913.07	6.291	79.63	666
750,000.01 - 800,000.00	2	1,563,200.00	0.06	781,600.00	6.226	80.00	649
800,000.01 >=	2	1,912,000.00	0.08	956,000.00	6.260	70.85	674
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Range of Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0.01 - 50,000.00	775	27,025,229.44	1.09	34,871.26	9.997	92.21	635
50,000.01 - 100,000.00	3,034	228,149,749.53	9.18	75,197.68	8.312	81.66	606
100,000.01 - 150,000.00	2,584	322,037,426.67	12.96	124,627.49	7.547	80.33	614
150,000.01 - 200,000.00	1,917	334,056,431.55	13.44	174,260.01	7.221	79.62	623
200,000.01 - 250,000.00	1,349	301,957,808.53	12.15	223,838.26	7.036	80.52	631
250,000.01 - 300,000.00	1,207	332,273,264.82	13.37	275,288.54	6.719	81.05	638
300,000.01 - 350,000.00	842	273,448,048.18	11.00	324,760.15	6.664	82.10	646
350,000.01 - 400,000.00	658	245,925,293.20	9.89	373,746.65	6.490	83.33	655
400,000.01 - 450,000.00	388	164,869,677.91	6.63	424,921.85	6.484	83.57	655
450,000.01 - 500,000.00	260	124,292,272.48	5.00	478,047.20	6.491	83.40	655
500,000.01 - 550,000.00	86	45,353,170.00	1.82	527,362.44	6.135	82.90	675
550,000.01 - 600,000.00	67	38,638,691.38	1.55	576,696.89	6.187	82.66	663
600,000.01 - 650,000.00	38	23,811,799.92	0.96	626,626.31	6.171	82.80	662
650,000.01 - 700,000.00	15	10,129,906.44	0.41	675,327.10	6.138	74.39	664
700,000.01 - 750,000.00	14	10,274,782.93	0.41	733,913.07	6.291	79.63	666
750,000.01 - 800,000.00	2	1,563,200.00	0.06	781,600.00	6.226	80.00	649
800,000.01 >=	2	1,912,000.00	0.08	956,000.00	6.260	70.85	674
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
AA	9,985	1,949,455,904.05	78.43	195,238.45	6.851	82.88	650
A+	1,179	216,993,986.99	8.73	184,049.18	7.350	80.32	603
A	1	402,747.90	0.02	402,747.90	7.250	60.00	686
A-	907	143,833,461.51	5.79	158,581.55	7.628	76.81	579
B	634	98,162,391.06	3.95	154,830.27	7.878	74.43	565
C	501	72,897,081.08	2.93	145,503.16	8.381	69.01	558
C-	31	3,973,180.39	0.16	128,167.11	9.698	65.35	562
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
109 - 120	3	175,500.00	0.01	58,500.00	7.142	75.10	630
169 - 180	246	24,551,058.59	0.99	99,801.05	7.143	70.89	633
229 - 240	768	35,841,625.60	1.44	46,668.78	9.278	89.04	642
289 - 300	249	83,107,495.94	3.34	333,765.04	4.696	82.81	722
349 - 360	11,972	2,342,043,072.85	94.22	195,626.72	7.077	81.49	632
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Stated Original Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
120	3	175,500.00	0.01	58,500.00	7.142	75.10	630
180	246	24,551,058.59	0.99	99,801.05	7.143	70.89	633
240	768	35,841,625.60	1.44	46,668.78	9.278	89.04	642
300	249	83,107,495.94	3.34	333,765.04	4.696	82.81	722
360	11,972	2,342,043,072.85	94.22	195,626.72	7.077	81.49	632
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY COMBINED ORIGINAL LTV

Range of Combined Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
<= 30.00	47	4,854,138.01	0.20	103,279.53	7.041	24.28	629
30.01 - 35.00	30	3,501,718.21	0.14	116,723.94	7.281	33.15	601
35.01 - 40.00	58	7,038,618.13	0.28	121,355.49	7.076	37.73	622
40.01 - 45.00	75	11,463,153.66	0.46	152,842.05	6.920	42.88	611
45.01 - 50.00	137	19,321,876.62	0.78	141,035.60	6.962	47.95	604
50.01 - 55.00	142	22,450,315.89	0.90	158,100.82	7.100	52.89	602
55.01 - 60.00	236	37,786,257.78	1.52	160,111.26	7.104	57.86	604
60.01 - 65.00	417	77,082,603.78	3.10	184,850.37	7.057	63.34	599
65.01 - 70.00	554	101,403,897.25	4.08	183,039.53	7.275	68.70	595
70.01 - 75.00	891	162,295,418.04	6.53	182,149.74	7.292	73.91	592
75.01 - 80.00	4,455	923,297,018.02	37.14	207,249.61	6.530	79.77	649
80.01 - 85.00	1,692	353,055,696.77	14.20	208,661.76	6.992	84.50	622
85.01 - 90.00	2,498	511,380,201.97	20.57	204,715.85	7.265	89.68	643
90.01 - 95.00	758	168,594,348.55	6.78	222,419.98	7.387	94.74	653
95.01 - 100.00	1,248	82,193,490.30	3.31	65,860.17	9.716	99.96	662
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

DISTRIBUTION BY GROSS MARGIN

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	2,930	325,119,879.99	13.08	110,962.42	7.956	79.33	631
1.250 - 1.499	2	527,843.58	0.02	263,921.79	6.009	79.25	582
2.000 - 2.249	1	89,250.00	0.00	89,250.00	6.300	85.00	682
2.250 - 2.499	1	493,869.02	0.02	493,869.02	6.725	90.00	681
2.750 - 2.999	18	4,687,377.91	0.19	260,409.88	4.064	81.60	736
3.000 - 3.249	24	7,050,395.82	0.28	293,766.49	4.395	83.69	730
3.250 - 3.499	81	28,556,579.47	1.15	352,550.36	4.509	83.94	729
3.500 - 3.749	91	33,766,277.94	1.36	371,058.00	4.847	82.16	724
3.750 - 3.999	11	3,337,292.57	0.13	303,390.23	5.071	79.60	690
4.000 - 4.249	22	7,187,919.72	0.29	326,723.62	5.369	83.65	683
4.250 - 4.499	2	415,650.00	0.02	207,825.00	5.571	85.00	669
4.500 - 4.749	11	3,702,585.99	0.15	336,598.73	5.802	78.93	663
4.750 - 4.999	3	676,500.00	0.03	225,500.00	5.250	79.52	654
5.000 - 5.249	87	21,816,514.28	0.88	250,764.53	6.931	80.73	639
5.250 - 5.499	4,221	865,542,591.74	34.82	205,056.29	6.616	82.33	634
5.500 - 5.749	4,252	921,797,995.97	37.08	216,791.63	7.086	82.59	642
5.750 - 5.999	472	98,504,299.29	3.96	208,695.55	7.630	84.98	633
6.000 - 6.249	517	83,724,789.46	3.37	161,943.50	7.770	75.34	573
6.250 - 6.499	83	14,966,918.38	0.60	180,324.32	8.100	71.68	567
6.500 - 6.749	358	56,497,338.67	2.27	157,813.80	8.119	70.65	565
6.750 - 6.999	15	2,376,133.72	0.10	158,408.91	7.728	73.38	564
7.000 - 7.249	34	4,702,214.46	0.19	138,300.43	9.007	67.69	558
7.750 - 7.999	1	50,000.00	0.00	50,000.00	6.700	46.73	584
8.250 - 8.499	1	128,535.00	0.01	128,535.00	8.240	90.00	617
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	2,930	325,119,879.99	13.08	110,962.42	7.956	79.33	631
3.500 - 3.999	5	1,469,235.00	0.06	293,847.00	3.850	83.73	732
4.000 - 4.499	60	20,175,662.67	0.81	336,261.04	4.286	84.01	734
4.500 - 4.999	228	75,493,241.36	3.04	331,110.71	4.740	81.32	710
5.000 - 5.499	427	122,968,474.89	4.95	287,982.38	5.269	79.26	671
5.500 - 5.999	1,121	313,609,775.70	12.62	279,758.94	5.769	79.59	671
6.000 - 6.499	1,242	309,591,169.15	12.45	249,268.25	6.233	80.10	651
6.500 - 6.999	1,739	390,000,059.92	15.69	224,266.85	6.739	81.83	639
7.000 - 7.499	1,272	247,615,244.39	9.96	194,666.07	7.233	83.31	627
7.500 - 7.999	1,660	304,084,771.74	12.23	183,183.60	7.736	84.17	610
8.000 - 8.499	942	153,398,562.34	6.17	162,843.48	8.221	84.21	596
8.500 - 8.999	897	133,322,224.85	5.36	148,631.24	8.714	84.62	590
9.000 - 9.499	354	44,360,475.33	1.78	125,312.08	9.198	82.56	573
9.500 - 9.999	213	27,166,724.44	1.09	127,543.31	9.701	79.15	553
10.000 - 10.499	65	7,491,689.01	0.30	115,256.75	10.241	76.70	538
10.500 - 10.999	58	7,295,470.78	0.29	125,783.98	10.679	71.75	526
11.000 - 11.499	18	1,844,635.36	0.07	102,479.74	11.171	68.28	522
11.500 - 11.999	3	434,399.96	0.02	144,799.99	11.860	73.47	515
12.000 - 12.499	1	53,584.66	0.00	53,584.66	12.000	80.00	533
12.500 - 12.999	3	223,471.44	0.01	74,490.48	12.836	76.84	511
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	2,930	325,119,879.99	13.08	110,962.42	7.956	79.33	631
11.500 - 11.999	99	28,658,645.64	1.15	289,481.27	4.852	79.03	677
12.000 - 12.499	632	193,772,503.28	7.80	306,602.06	5.018	80.68	692
12.500 - 12.999	1,121	313,578,425.70	12.62	279,730.98	5.775	79.59	671
13.000 - 13.499	1,246	310,339,632.05	12.48	249,068.73	6.238	80.06	651
13.500 - 13.999	1,745	390,619,421.81	15.71	223,850.67	6.744	81.81	639
14.000 - 14.499	1,272	247,128,785.93	9.94	194,283.64	7.237	83.36	627
14.500 - 14.999	1,654	302,870,170.65	12.18	183,113.77	7.738	84.20	610
15.000 - 15.499	937	152,649,222.90	6.14	162,912.72	8.223	84.24	596
15.500 - 15.999	891	132,636,682.40	5.34	148,862.72	8.715	84.59	590
16.000 - 16.499	352	44,077,325.33	1.77	125,219.67	9.200	82.52	573
16.500 - 16.999	213	27,395,556.09	1.10	128,617.63	9.712	79.35	554
17.000 - 17.499	64	7,424,689.01	0.30	116,010.77	10.242	76.73	538
17.500 - 17.999	57	6,891,720.78	0.28	120,907.38	10.690	70.98	523
18.000 - 18.499	18	1,844,635.36	0.07	102,479.74	11.171	68.28	522
18.500 - 18.999	3	434,399.96	0.02	144,799.99	11.860	73.47	515
19.000 - 19.499	1	53,584.66	0.00	53,584.66	12.000	80.00	533
19.500 - 19.999	3	223,471.44	0.01	74,490.48	12.836	76.84	511
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY INITIAL PERIODIC CAP

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	2,930	325,119,879.99	13.08	110,962.42	7.956	79.33	631
1.000	51	8,415,292.29	0.34	165,005.73	7.745	80.00	613
1.500	10,018	2,069,892,603.93	83.27	206,617.35	6.974	81.83	633
2.000	1	128,535.00	0.01	128,535.00	8.240	90.00	617
3.000	238	82,162,441.77	3.31	345,220.34	4.676	83.10	723
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	2,930	325,119,879.99	13.08	110,962.42	7.956	79.33	631
1.000	54	8,695,778.38	0.35	161,032.93	7.781	80.15	611
1.500	10,019	2,070,145,303.93	83.28	206,621.95	6.974	81.83	633
3.000	235	81,757,790.68	3.29	347,905.49	4.656	83.07	723
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($))	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	2,930	325,119,879.99	13.08	110,962.42	7.956	79.33	631
October 2004	233	81,451,790.68	3.28	349,578.50	4.656	83.07	723
November 2004	2	306,000.00	0.01	153,000.00	4.667	82.28	714
April 2006	125	33,716,212.04	1.36	269,729.70	5.809	80.87	639
May 2006	304	84,133,102.16	3.38	276,753.63	5.668	81.07	672
June 2006	471	129,837,978.82	5.22	275,664.50	5.846	81.16	684
July 2006	578	168,615,993.58	6.78	291,723.17	6.193	82.87	678
August 2006	1,484	313,681,855.48	12.62	211,375.91	7.076	82.36	633
September 2006	5,975	1,138,648,660.06	45.81	190,568.81	7.285	81.73	618
October 2006	479	81,629,809.50	3.28	170,417.14	7.656	83.55	610
April 2007	2	644,462.14	0.03	322,231.07	6.548	85.28	645
May 2007	5	1,200,508.82	0.05	240,101.76	5.829	83.32	663
June 2007	11	3,290,139.50	0.13	299,103.59	5.792	82.50	675
July 2007	54	14,303,727.04	0.58	264,883.83	6.193	79.83	682
August 2007	99	19,190,527.49	0.77	193,843.71	6.847	78.91	635
September 2007	448	83,431,504.78	3.36	186,231.04	7.083	80.36	632
October 2007	37	6,113,853.00	0.25	165,239.27	7.499	83.14	614
February 2014	1	402,747.90	0.02	402,747.90	7.250	60.00	686
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY STATE

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($))	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
California	4,086	1,091,964,468.11	43.93	267,245.34	6.502	80.52	651
New York	518	137,653,821.87	5.54	265,740.97	7.222	82.00	635
Florida	955	132,791,162.00	5.34	139,048.34	7.568	81.20	613
New Jersey	469	104,679,270.08	4.21	223,196.74	7.472	82.63	627
Texas	846	81,734,615.93	3.29	96,613.02	7.925	79.92	603
Massachusetts	325	77,945,005.81	3.14	239,830.79	7.134	80.95	636
Illinois	422	67,920,290.69	2.73	160,948.56	7.542	82.41	624
Washington	411	67,773,243.58	2.73	164,898.40	6.924	83.67	640
Nevada	318	65,421,976.60	2.63	205,729.49	7.150	82.29	637
Michigan	416	50,055,006.08	2.01	120,324.53	7.742	83.01	619
Hawaii	169	41,904,647.27	1.69	247,956.49	6.703	79.80	664
Arizona	306	40,671,764.66	1.64	132,914.26	7.196	83.57	628
Maryland	222	40,553,788.67	1.63	182,674.72	7.412	81.17	611
Colorado	253	38,995,368.53	1.57	154,131.89	6.924	83.63	636
Virginia	203	36,675,231.85	1.48	180,666.17	7.431	80.03	608
Other	3,319	408,979,091.25	16.45	123,223.59	7.665	83.51	614
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Primary	12,083	2,299,574,182.13	92.51	190,314.84	6.965	81.42	634
Investment	1,028	162,267,614.21	6.53	157,847.87	7.896	83.04	657
Second Home	127	23,876,956.64	0.96	188,007.53	7.384	82.62	651
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Single Family Residence	9,993	1,815,545,550.15	73.04	181,681.73	7.018	81.28	631
PUD	1,400	272,152,372.26	10.95	194,394.55	6.997	82.29	634
2-4 Family	1,023	248,000,996.92	9.98	242,425.22	7.220	82.14	653
Condo	821	149,617,085.75	6.02	182,237.62	6.911	82.29	655
Multi-Family (5+ units)	1	402,747.90	0.02	402,747.90	7.250	60.00	686
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Refinance - Cashout	7,091	1,316,387,349.32	52.96	185,641.99	7.150	79.28	614
Purchase	5,513	1,076,548,163.28	43.31	195,274.47	6.876	84.30	663
Refinance - Rate Term	634	92,783,240.38	3.73	146,345.81	7.100	81.39	621
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Full Documentation	6,904	1,202,364,345.95	48.37	174,154.74	6.844	80.73	621
Stated Documentation	5,768	1,153,169,072.48	46.39	199,925.29	7.246	82.38	651
Limited Documentation	566	130,185,334.55	5.24	230,009.43	6.823	81.54	631
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CREDIT SCORE

Range of Credit Scores	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
500 - 524	657	93,442,665.25	3.76	142,226.28	8.836	72.97	513
525 - 549	1,020	151,536,988.30	6.10	148,565.67	8.280	76.62	537
550 - 574	1,266	192,185,299.42	7.73	151,805.13	7.726	78.43	561
575 - 599	1,565	262,169,065.02	10.55	167,520.17	7.272	80.33	588
600 - 624	1,898	346,305,299.92	13.93	182,458.01	7.031	81.96	612
625 - 649	2,070	390,097,601.85	15.69	188,452.95	7.032	83.40	637
650 - 674	1,976	404,675,304.03	16.28	204,795.19	6.753	82.77	661
675 - 699	1,255	274,923,491.06	11.06	219,062.54	6.532	83.23	686
700 - 724	760	173,965,684.66	7.00	228,902.22	6.321	83.66	711
725 - 749	425	106,471,269.23	4.28	250,520.63	6.079	83.11	737
750 - 774	243	64,136,410.66	2.58	263,935.85	6.133	83.25	760
775 - 799	93	22,835,407.50	0.92	245,542.02	5.965	80.33	785
800 +	10	2,974,266.08	0.12	297,426.61	6.120	82.93	804
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0	3,447	604,763,487.51	24.33	175,446.33	7.311	83.04	638
12	342	73,349,301.79	2.95	214,471.64	7.310	79.55	645
24	7,522	1,511,504,672.34	60.81	200,944.52	6.861	81.89	634
36	1,926	295,698,543.44	11.90	153,529.88	7.246	77.20	635
120	1	402,747.90	0.02	402,747.90	7.250	60.00	686
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

DISTRIBUTION BY LIEN TYPE

Lien Position	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
1st Lien	12,161	2,434,326,963.29	97.93	200,174.90	6.957	81.15	635
2nd Lien	1,077	51,391,789.69	2.07	47,717.54	10.478	99.93	653
Total:	**13,238**	**2,485,718,752.98**	**100.00**	**187,771.47**	**7.029**	**81.54**	**635**

The Group I Mortgage Loans

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Aggregate Principal Balance:	$1,507,966,837.89
Number of Mortgage Loans:	9,167
Average Principal Balance:	$164,499.49
Weighted Average Current Mortgage Rate:	7.023%
Weighted Average Net Mortgage Rate:	6.513%
Weighted Average Credit Score:	636
Weighted Average Combined Original LTV:	81.61%
Weighted Average Stated Remaining Term:	353 months
Weighted Average Stated Original Term:	354 months
Non-Zero Weighted Average Months to Roll[1]:	24 months
Non-Zero Weighted Average Margin[1]:	5.443%
Non-Zero Weighted Average Initial Rate Cap[1]:	1.533%
Non-Zero Weighted Average Periodic Rate Cap[1]:	1.532%
Non-Zero Weighted Average Maximum Rate[1]:	13.886%
Non-Zero Weighted Average Minimum Rate[1]:	6.882%

(1) Includes adjustable-rate Mortgage Loans only.

The Group I Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate	2,243	225,312,349.81	14.94	100,451.34	7.830	78.96	631
ARM - 2 Year/6 Month	4,893	842,840,181.09	55.89	172,254.28	7.286	82.62	622
ARM - 3 Year/6 Month	338	57,849,484.66	3.84	171,152.32	7.108	79.64	631
ARM - 10 Year IO/1 Month	122	29,521,453.09	1.96	241,979.12	4.621	82.08	724
Interest Only - ARM 2 Year/6 Month	1,446	328,079,596.12	21.76	226,887.69	6.052	81.24	667
Interest Only - ARM 3 Year/6 Month	125	24,363,773.12	1.62	194,910.18	6.281	79.86	670
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

DISTRIBUTION BY GROSS MORTGAGE RATE

Range of Gross Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
3.500 - 3.999	5	1,469,235.00	0.10	293,847.00	3.850	83.73	732
4.000 - 4.499	34	8,222,227.73	0.55	241,830.23	4.266	83.63	734
4.500 - 4.999	131	31,202,376.41	2.07	238,186.08	4.763	79.54	704
5.000 - 5.499	289	66,092,029.60	4.38	228,692.14	5.278	78.57	669
5.500 - 5.999	820	180,999,177.09	12.00	220,730.70	5.770	78.83	670
6.000 - 6.499	1,072	212,171,742.61	14.07	197,921.40	6.236	77.95	650
6.500 - 6.999	1,712	314,282,860.65	20.84	183,576.44	6.739	79.69	640
7.000 - 7.499	1,196	200,710,183.82	13.31	167,817.88	7.230	81.99	627
7.500 - 7.999	1,341	220,174,439.18	14.60	164,186.76	7.742	84.28	615
8.000 - 8.499	748	108,492,221.67	7.19	145,043.08	8.228	85.55	603
8.500 - 8.999	667	92,190,692.55	6.11	138,216.93	8.705	86.05	599
9.000 - 9.499	225	23,524,033.04	1.56	104,551.26	9.204	86.21	595
9.500 - 9.999	244	18,852,393.99	1.25	77,263.91	9.720	86.96	599
10.000 - 10.499	251	11,572,743.94	0.77	46,106.55	10.260	94.95	637
10.500 - 10.999	213	9,962,019.02	0.66	46,770.04	10.708	93.61	623
11.000 - 11.499	152	5,750,886.46	0.38	37,834.78	11.158	98.68	625
11.500 - 11.999	49	1,692,751.01	0.11	34,545.94	11.679	98.76	605
12.000 - 12.499	15	522,044.34	0.03	34,802.96	12.211	99.22	605
12.500 - 12.999	3	82,779.78	0.01	27,593.26	12.572	99.42	582
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

The Group I Mortgage Loans

DISTRIBUTION BY CUT-OFF DATE PRINCIPAL BALANCE

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0.01 - 50,000.00	706	23,579,223.72	1.56	33,398.33	10.147	96.72	645
50,000.01 - 100,000.00	1,877	141,308,607.58	9.37	75,284.29	7.877	82.07	616
100,000.01 - 150,000.00	1,978	247,176,033.75	16.39	124,962.61	7.280	81.04	623
150,000.01 - 200,000.00	1,581	276,263,284.44	18.32	174,739.59	7.025	80.07	631
200,000.01 - 250,000.00	1,170	262,113,401.80	17.38	224,028.55	6.861	80.83	638
250,000.01 - 300,000.00	1,109	305,434,012.61	20.25	275,413.90	6.597	81.42	642
300,000.01 - 350,000.00	586	186,580,194.37	12.37	318,396.24	6.641	82.89	652
350,000.01 - 400,000.00	90	33,802,525.20	2.24	375,583.61	6.714	84.99	669
400,000.01 - 450,000.00	43	18,096,594.58	1.20	420,851.04	6.790	84.01	667
450,000.01 - 500,000.00	19	9,167,916.85	0.61	482,521.94	7.073	81.48	681
500,000.01 - 550,000.00	4	2,068,392.99	0.14	517,098.25	6.980	77.24	644
550,000.01 - 600,000.00	3	1,757,000.00	0.12	585,666.67	7.058	89.20	652
600,000.01 - 650,000.00	1	619,650.00	0.04	619,650.00	7.900	85.00	676
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Range of Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0.01 - 50,000.00	706	23,579,223.72	1.56	33,398.33	10.147	96.72	645
50,000.01 - 100,000.00	1,876	141,209,336.50	9.36	75,271.50	7.877	82.07	616
100,000.01 - 150,000.00	1,979	247,275,304.83	16.40	124,949.62	7.280	81.04	623
150,000.01 - 200,000.00	1,581	276,263,284.44	18.32	174,739.59	7.025	80.07	631
200,000.01 - 250,000.00	1,169	261,863,401.81	17.37	224,006.33	6.862	80.86	638
250,000.01 - 300,000.00	1,108	305,084,341.93	20.23	275,346.88	6.599	81.39	642
300,000.01 - 350,000.00	587	186,855,865.04	12.39	318,323.45	6.631	82.86	652
350,000.01 - 400,000.00	91	34,126,525.20	2.26	375,016.76	6.737	85.13	669
400,000.01 - 450,000.00	43	18,096,594.58	1.20	420,851.04	6.790	84.01	667
450,000.01 - 500,000.00	19	9,167,916.85	0.61	482,521.94	7.073	81.48	681
500,000.01 - 550,000.00	4	2,068,392.99	0.14	517,098.25	6.980	77.24	644
550,000.01 - 600,000.00	3	1,757,000.00	0.12	585,666.67	7.058	89.20	652
600,000.01 - 650,000.00	1	619,650.00	0.04	619,650.00	7.900	85.00	676
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

The Group I Mortgage Loans

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
AA	7,290	1,207,648,049.79	80.08	165,658.17	6.914	82.59	648
A+	781	127,181,598.81	8.43	162,844.56	7.283	80.43	609
A-	544	82,823,273.20	5.49	152,248.66	7.466	78.19	582
B	355	55,785,590.87	3.70	157,142.51	7.590	75.71	573
C	187	32,981,767.15	2.19	176,373.09	7.866	69.38	572
C-	10	1,546,558.07	0.10	154,655.81	9.054	64.92	572
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
109 - 120	3	175,500.00	0.01	58,500.00	7.142	75.10	630
169 - 180	221	20,760,240.86	1.38	93,937.74	7.093	70.37	634
229 - 240	732	31,868,836.24	2.11	43,536.66	9.328	89.44	642
289 - 300	135	30,821,158.35	2.04	228,304.88	4.723	81.45	720
349 - 360	8,076	1,424,341,102.44	94.45	176,367.15	7.021	81.60	634
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Stated Original Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
120	3	175,500.00	0.01	58,500.00	7.142	75.10	630
180	221	20,760,240.86	1.38	93,937.74	7.093	70.37	634
240	732	31,868,836.24	2.11	43,536.66	9.328	89.44	642
300	135	30,821,158.35	2.04	228,304.88	4.723	81.45	720
360	8,076	1,424,341,102.44	94.45	176,367.15	7.021	81.60	634
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

The Group I Mortgage Loans

DISTRIBUTION BY COMBINED ORIGINAL LTV

Range of Combined Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
<= 30.00	34	3,175,794.41	0.21	93,405.72	6.888	24.15	640
30.01 - 35.00	18	2,321,743.13	0.15	128,985.73	6.921	33.02	600
35.01 - 40.00	33	4,800,267.23	0.32	145,462.64	6.490	37.79	645
40.01 - 45.00	49	6,910,548.74	0.46	141,031.61	6.794	42.89	615
45.01 - 50.00	87	12,644,071.61	0.84	145,334.16	6.688	47.87	619
50.01 - 55.00	87	13,616,375.92	0.90	156,510.07	6.749	52.88	615
55.01 - 60.00	148	24,257,250.70	1.61	163,900.34	6.761	57.86	612
60.01 - 65.00	245	42,604,848.01	2.83	173,897.34	6.771	63.34	609
65.01 - 70.00	294	53,798,957.31	3.57	182,989.65	6.987	68.56	602
70.01 - 75.00	427	80,617,780.37	5.35	188,800.42	6.894	73.85	604
75.01 - 80.00	3,256	593,872,005.89	39.38	182,393.12	6.537	79.85	650
80.01 - 85.00	1,212	210,638,608.28	13.97	173,794.23	7.223	84.48	610
85.01 - 90.00	1,840	314,683,204.76	20.87	171,023.48	7.386	89.70	640
90.01 - 95.00	489	93,994,558.64	6.23	192,217.91	7.447	94.80	656
95.01 - 100.00	948	50,030,822.89	3.32	52,775.13	9.730	99.97	661
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

DISTRIBUTION BY GROSS MARGIN

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	2,243	225,312,349.81	14.94	100,451.34	7.830	78.96	631
1.250 - 1.499	2	527,843.58	0.04	263,921.79	6.009	79.25	582
2.000 - 2.249	1	89,250.00	0.01	89,250.00	6.300	85.00	682
2.750 - 2.999	15	3,526,377.91	0.23	235,091.86	4.075	81.20	734
3.000 - 3.249	18	4,346,745.82	0.29	241,485.88	4.480	82.21	733
3.250 - 3.499	39	9,138,666.41	0.61	234,324.78	4.574	83.68	723
3.500 - 3.749	43	10,458,208.13	0.69	243,214.14	4.884	80.72	729
3.750 - 3.999	8	2,134,592.57	0.14	266,824.07	5.094	77.70	694
4.000 - 4.249	9	1,987,600.00	0.13	220,844.44	5.418	84.14	690
4.250 - 4.499	2	415,650.00	0.03	207,825.00	5.571	85.00	669
4.500 - 4.749	5	1,145,912.98	0.08	229,182.60	5.840	79.19	667
4.750 - 4.999	1	268,000.00	0.02	268,000.00	4.800	80.00	673
5.000 - 5.249	56	11,851,236.38	0.79	211,629.22	6.953	80.03	639
5.250 - 5.499	3,033	535,419,368.89	35.51	176,531.28	6.631	82.12	633
5.500 - 5.749	2,929	566,581,218.83	37.57	193,438.45	7.087	82.96	645
5.750 - 5.999	296	56,118,828.64	3.72	189,590.64	7.564	83.83	634
6.000 - 6.249	265	42,778,328.20	2.84	161,427.65	7.422	77.15	582
6.250 - 6.499	39	7,046,536.33	0.47	180,680.42	7.423	71.88	583
6.500 - 6.749	139	25,013,601.56	1.66	179,953.97	7.653	71.23	575
6.750 - 6.999	8	1,153,683.72	0.08	144,210.47	7.311	76.92	579
7.000 - 7.249	14	2,474,303.13	0.16	176,735.94	8.450	68.87	559
7.750 - 7.999	1	50,000.00	0.00	50,000.00	6.700	46.73	584
8.250 - 8.499	1	128,535.00	0.01	128,535.00	8.240	90.00	617
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

The Group I Mortgage Loans

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	2,243	225,312,349.81	14.94	100,451.34	7.830	78.96	631
3.500 - 3.999	5	1,469,235.00	0.10	293,847.00	3.850	83.73	732
4.000 - 4.499	34	8,222,227.73	0.55	241,830.23	4.266	83.63	734
4.500 - 4.999	131	31,202,376.41	2.07	238,186.08	4.763	79.54	704
5.000 - 5.499	289	66,092,029.60	4.38	228,692.14	5.278	78.57	669
5.500 - 5.999	804	178,011,274.74	11.80	221,407.06	5.768	78.95	670
6.000 - 6.499	938	189,140,013.95	12.54	201,641.81	6.231	79.19	649
6.500 - 6.999	1,362	258,698,313.17	17.16	189,940.02	6.738	81.17	639
7.000 - 7.499	941	166,002,160.77	11.01	176,410.37	7.231	83.81	628
7.500 - 7.999	1,090	183,870,143.20	12.19	168,688.20	7.747	85.44	613
8.000 - 8.499	624	95,159,325.90	6.31	152,498.92	8.226	85.84	601
8.500 - 8.999	521	77,598,468.83	5.15	148,941.40	8.703	86.47	598
9.000 - 9.499	117	16,201,020.91	1.07	138,470.26	9.183	85.35	588
9.500 - 9.999	53	8,390,707.42	0.56	158,315.23	9.678	81.72	581
10.000 - 10.499	6	851,690.45	0.06	141,948.41	10.159	71.95	546
10.500 - 10.999	8	1,639,000.00	0.11	204,875.00	10.698	69.42	517
11.000 - 11.499	1	106,500.00	0.01	106,500.00	11.100	58.20	500
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	2,243	225,312,349.81	14.94	100,451.34	7.830	78.96	631
11.500 - 11.999	70	16,511,628.62	1.09	235,880.41	4.838	78.23	682
12.000 - 12.499	398	91,972,590.12	6.10	231,086.91	5.078	79.58	685
12.500 - 12.999	805	178,398,424.74	11.83	221,612.95	5.777	78.97	670
13.000 - 13.499	939	189,336,413.95	12.56	201,636.22	6.234	79.21	649
13.500 - 13.999	1,365	259,006,253.17	17.18	189,748.17	6.745	81.16	639
14.000 - 14.499	941	165,910,150.21	11.00	176,312.59	7.234	83.80	628
14.500 - 14.999	1,086	182,874,104.29	12.13	168,392.36	7.751	85.47	613
15.000 - 15.499	620	94,625,136.46	6.28	152,621.19	8.226	85.84	601
15.500 - 15.999	515	76,830,867.74	5.09	149,186.15	8.703	86.47	598
16.000 - 16.499	117	16,201,020.91	1.07	138,470.26	9.183	85.35	588
16.500 - 16.999	53	8,390,707.42	0.56	158,315.23	9.678	81.72	581
17.000 - 17.499	6	851,690.45	0.06	141,948.41	10.159	71.95	546
17.500 - 17.999	8	1,639,000.00	0.11	204,875.00	10.698	69.42	517
18.000 - 18.499	1	106,500.00	0.01	106,500.00	11.100	58.20	500
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

The Group I Mortgage Loans

DISTRIBUTION BY INITIAL PERIODIC CAP

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	2,243	225,312,349.81	14.94	100,451.34	7.830	78.96	631
1.000	34	5,557,144.44	0.37	163,445.42	7.400	84.08	627
1.500	6,765	1,247,109,704.46	82.70	184,347.33	6.932	82.06	635
2.000	1	128,535.00	0.01	128,535.00	8.240	90.00	617
3.000	124	29,859,104.18	1.98	240,799.23	4.663	82.19	723
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	2,243	225,312,349.81	14.94	100,451.34	7.830	78.96	631
1.000	36	5,770,630.53	0.38	160,295.29	7.438	84.22	626
1.500	6,766	1,247,362,404.46	82.72	184,357.43	6.933	82.06	635
3.000	122	29,521,453.09	1.96	241,979.12	4.621	82.08	724
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($))	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	2,243	225,312,349.81	14.94	100,451.34	7.830	78.96	631
October 2004	120	29,215,453.09	1.94	243,462.11	4.621	82.07	724
November 2004	2	306,000.00	0.02	153,000.00	4.667	82.28	714
April 2006	94	21,439,542.71	1.42	228,080.24	5.836	81.46	636
May 2006	213	47,730,200.12	3.17	224,085.45	5.715	80.69	672
June 2006	345	78,599,596.48	5.21	227,824.92	5.860	81.00	683
July 2006	360	82,487,790.07	5.47	229,132.75	6.220	82.64	679
August 2006	1,026	192,260,035.72	12.75	187,387.95	7.056	82.53	634
September 2006	4,000	699,484,143.61	46.39	174,871.04	7.195	82.21	623
October 2006	301	48,918,468.50	3.24	162,519.83	7.472	84.59	617
April 2007	1	294,996.16	0.02	294,996.16	6.900	79.73	680
May 2007	3	455,953.43	0.03	151,984.48	5.365	79.43	694
June 2007	5	1,035,798.40	0.07	207,159.68	5.475	79.96	670
July 2007	39	8,006,923.80	0.53	205,305.74	6.080	78.33	683
August 2007	78	13,191,881.52	0.87	169,126.69	6.812	78.18	637
September 2007	320	56,973,751.47	3.78	178,042.97	7.013	80.22	637
October 2007	17	2,253,953.00	0.15	132,585.47	7.092	80.34	629
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

The Group I Mortgage Loans

DISTRIBUTION BY STATE

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($))	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
California	2,793	603,344,043.67	40.01	216,020.07	6.651	78.63	643
Florida	664	87,540,815.36	5.81	131,838.58	7.391	83.27	623
New York	321	77,723,881.51	5.15	242,130.47	7.114	83.01	644
New Jersey	306	65,127,563.69	4.32	212,835.18	7.235	84.15	635
Texas	565	53,894,736.80	3.57	95,388.91	7.594	81.05	614
Massachusetts	219	49,277,447.42	3.27	225,011.18	6.956	81.67	640
Washington	335	48,154,729.36	3.19	143,745.46	6.923	83.66	640
Illinois	286	43,480,267.87	2.88	152,028.91	7.427	84.32	634
Nevada	225	39,728,479.30	2.63	176,571.02	6.913	83.22	650
Hawaii	138	31,718,073.23	2.10	229,841.11	6.656	80.39	662
Arizona	250	29,854,386.44	1.98	119,417.55	7.090	84.01	636
Colorado	208	28,552,964.84	1.89	137,273.87	6.889	84.24	640
Michigan	251	28,043,799.85	1.86	111,728.29	7.469	85.37	631
Maryland	144	24,143,841.01	1.60	167,665.56	7.226	82.51	625
Oregon	182	23,638,472.03	1.57	129,881.71	7.065	83.00	631
Other	2,280	273,743,335.51	18.15	120,062.87	7.503	84.71	623
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Primary	8,357	1,379,098,766.93	91.45	165,023.19	6.959	81.37	634
Investment	731	115,238,450.45	7.64	157,644.94	7.771	84.31	661
Second Home	79	13,629,620.51	0.90	172,526.84	7.208	82.66	660
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

The Group I Mortgage Loans

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Single Family Residence	6,794	1,063,917,268.45	70.55	156,596.60	7.044	81.25	630
2-4 Family	778	188,241,290.21	12.48	241,955.39	7.131	82.90	658
PUD	979	154,745,875.72	10.26	158,065.25	6.917	82.43	639
Condo	616	101,062,403.51	6.70	164,062.34	6.769	81.68	659
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Refinance - Cashout	4,708	785,085,975.96	52.06	166,755.73	7.089	79.39	615
Purchase	4,001	660,771,617.05	43.82	165,151.62	6.948	84.19	662
Refinance - Rate Term	458	62,109,244.88	4.12	135,609.70	6.989	82.10	624
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Full Documentation	4,856	744,384,767.85	49.36	153,291.76	6.823	80.69	622
Stated Documentation	3,945	697,865,464.86	46.28	176,898.72	7.250	82.62	652
Limited Documentation	366	65,716,605.18	4.36	179,553.57	6.879	81.19	629
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

The Group I Mortgage Loans

DISTRIBUTION BY CREDIT SCORE

Range of Credit Scores	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
500 - 524	216	34,668,263.37	2.30	160,501.22	8.475	74.78	512
525 - 549	506	79,273,564.06	5.26	156,667.12	8.052	78.17	537
550 - 574	861	126,176,061.26	8.37	146,545.95	7.654	79.64	561
575 - 599	1,154	175,112,370.33	11.61	151,743.82	7.249	80.60	588
600 - 624	1,438	225,534,576.80	14.96	156,839.07	7.038	81.68	612
625 - 649	1,516	236,486,675.50	15.68	155,993.85	7.042	82.69	637
650 - 674	1,444	245,264,822.34	16.26	169,850.98	6.805	81.98	661
675 - 699	920	166,797,838.39	11.06	181,302.00	6.614	83.14	686
700 - 724	563	106,307,403.11	7.05	188,823.10	6.497	83.34	711
725 - 749	301	59,876,064.40	3.97	198,923.80	6.340	82.79	737
750 - 774	174	37,337,505.97	2.48	214,583.37	6.328	83.57	759
775 - 799	68	13,935,926.28	0.92	204,940.09	6.093	80.31	785
800 +	6	1,195,766.08	0.08	199,294.35	6.452	81.11	804
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0	2,226	336,122,911.74	22.29	150,998.61	7.306	84.03	640
12	240	48,377,484.98	3.21	201,572.85	7.204	80.98	647
24	5,228	919,806,882.79	61.00	175,938.58	6.869	81.88	634
36	1,473	203,659,558.38	13.51	138,261.75	7.213	76.53	635
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

DISTRIBUTION BY LIEN TYPE

Lien Position	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
1st Lien	8,326	1,476,182,301:27	97.89	177,297.90	6.950	81.21	636
2nd Lien	841	31,784,536.62	2.11	37,793.74	10.449	99.92	650
Total:	**9,167**	**1,507,966,837.89**	**100.00**	**164,499.49**	**7.023**	**81.61**	**636**

The Group II Mortgage Loans

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Aggregate Principal Balance:	$977,751,915.09
Number of Mortgage Loans:	4,071
Average Principal Balance:	$240,174.87
Weighted Average Current Mortgage Rate:	7.038%
Weighted Average Net Mortgage Rate:	6.528%
Weighted Average Credit Score:	634
Weighted Average Combined Original LTV:	81.43%
Weighted Average Stated Remaining Term:	355 months
Weighted Average Stated Original Term:	356 months
Non-Zero Weighted Average Months to Roll[1]:	23 months
Non-Zero Weighted Average Margin[1]:	5.407%
Non-Zero Weighted Average Initial Rate Cap[1]:	1.588%
Non-Zero Weighted Average Periodic Rate Cap[1]:	1.588%
Non-Zero Weighted Average Maximum Rate[1]:	13.918%
Non-Zero Weighted Average Minimum Rate[1]:	6.902%

(1) Includes adjustable-rate Mortgage Loans only.

The Group II Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	687	99,807,530.18	10.21	145,280.25	8.240	80.17	628
ARM - 2 Year/6 Month	2,356	488,040,642.61	49.91	207,147.98	7.637	80.86	605
ARM - 3 Year/6 Month	158	32,360,103.50	3.31	204,810.78	7.346	80.99	614
ARM - 10 Year /6 Month	1	402,747.90	0.04	402,747.90	7.250	60.00	686
ARM - 10 Year IO/1 Month	113	52,236,337.59	5.34	462,268.47	4.676	83.63	723
Interest Only - ARM - 2 Year/6 Month	721	291,303,191.82	29.79	404,026.62	6.050	82.46	668
Interest Only - ARM - 3 Year/6 Month	35	13,601,361.49	1.39	388,610.33	6.258	82.44	672
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

DISTRIBUTION BY GROSS MORTGAGE RATE

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
4.000 - 4.499	26	11,953,434.94	1.22	459,747.50	4.299	84.27	734
4.500 - 4.999	97	44,290,864.95	4.53	456,606.86	4.724	82.57	714
5.000 - 5.499	138	56,876,445.29	5.82	412,148.15	5.258	80.05	674
5.500 - 5.999	321	137,461,400.96	14.06	428,228.66	5.771	80.24	674
6.000 - 6.499	325	129,606,092.67	13.26	398,787.98	6.235	80.76	653
6.500 - 6.999	421	150,011,034.67	15.34	356,320.75	6.735	82.45	641
7.000 - 7.499	354	89,002,024.65	9.10	251,418.15	7.237	82.27	628
7.500 - 7.999	658	134,412,064.94	13.75	204,273.65	7.725	81.47	607
8.000 - 8.499	396	68,241,230.54	6.98	172,326.34	8.213	80.47	591
8.500 - 8.999	447	63,395,345.24	6.48	141,824.04	8.720	81.48	580
9.000 - 9.499	297	33,725,724.23	3.45	113,554.63	9.214	80.47	567
9.500 - 9.999	228	25,160,542.78	2.57	110,353.26	9.720	79.91	560
10.000 - 10.499	140	13,671,789.19	1.40	97,655.64	10.254	85.41	590
10.500 - 10.999	122	11,361,298.89	1.16	93,125.40	10.709	84.74	582
11.000 - 11.499	77	6,390,751.22	0.65	82,996.77	11.160	88.23	605
11.500 - 11.999	16	1,571,813.87	0.16	98,238.37	11.738	87.93	591
12.000 - 12.499	4	328,984.62	0.03	82,246.16	12.101	86.37	569
12.500 - 12.999	4	291,071.44	0.03	72,767.86	12.805	74.09	512
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

The Group II Mortgage Loans

DISTRIBUTION BY CUT-OFF DATE PRINCIPAL BALANCE

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0.01 - 50,000.00	69	3,446,005.72	0.35	49,942.11	8.968	61.32	565
50,000.01 - 100,000.00	1,158	86,940,413.03	8.89	75,078.08	9.017	80.99	590
100,000.01 - 150,000.00	605	74,762,121.84	7.65	123,573.76	8.431	77.95	583
150,000.01 - 200,000.00	336	57,793,147.11	5.91	172,003.41	8.158	77.50	582
200,000.01 - 250,000.00	180	40,094,406.72	4.10	222,746.70	8.167	78.29	588
250,000.01 - 300,000.00	99	27,188,922.89	2.78	274,635.58	8.067	77.26	597
300,000.01 - 350,000.00	256	86,942,117.97	8.89	339,617.65	6.729	80.47	636
350,000.01 - 400,000.00	566	211,448,833.17	21.63	373,584.51	6.452	83.04	653
400,000.01 - 450,000.00	346	147,222,827.92	15.06	425,499.50	6.447	83.52	654
450,000.01 - 500,000.00	240	114,674,611.04	11.73	477,810.88	6.443	83.54	653
500,000.01 - 550,000.00	82	43,284,777.01	4.43	527,863.13	6.095	83.17	676
550,000.01 - 600,000.00	64	36,881,691.38	3.77	576,276.43	6.146	82.35	664
600,000.01 - 650,000.00	37	23,192,149.92	2.37	626,814.86	6.125	82.74	661
650,000.01 - 700,000.00	15	10,129,906.44	1.04	675,327.10	6.138	74.39	664
700,000.01 - 750,000.00	14	10,274,782.93	1.05	733,913.07	6.291	79.63	666
750,000.01 - 800,000.00	2	1,563,200.00	0.16	781,600.00	6.226	80.00	649
800,000.01 >=	2	1,912,000.00	0.20	956,000.00	6.260	70.85	674
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Range of Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0.01 - 50,000.00	69	3,446,005.72	0.35	49,942.11	8.968	61.32	565
50,000.01 - 100,000.00	1,158	86,940,413.03	8.89	75,078.08	9.017	80.99	590
100,000.01 - 150,000.00	605	74,762,121.84	7.65	123,573.76	8.431	77.95	583
150,000.01 - 200,000.00	336	57,793,147.11	5.91	172,003.41	8.158	77.50	582
200,000.01 - 250,000.00	180	40,094,406.72	4.10	222,746.70	8.167	78.29	588
250,000.01 - 300,000.00	99	27,188,922.89	2.78	274,635.58	8.067	77.26	597
300,000.01 - 350,000.00	255	86,592,183.14	8.86	339,577.19	6.736	80.47	636
350,000.01 - 400,000.00	567	211,798,768.00	21.66	373,542.80	6.450	83.04	653
400,000.01 - 450,000.00	345	146,773,083.33	15.01	425,429.23	6.446	83.51	654
450,000.01 - 500,000.00	241	115,124,355.63	11.77	477,694.42	6.445	83.55	653
500,000.01 - 550,000.00	82	43,284,777.01	4.43	527,863.13	6.095	83.17	676
550,000.01 - 600,000.00	64	36,881,691.38	3.77	576,276.43	6.146	82.35	664
600,000.01 - 650,000.00	37	23,192,149.92	2.37	626,814.86	6.125	82.74	661
650,000.01 - 700,000.00	15	10,129,906.44	1.04	675,327.10	6.138	74.39	664
700,000.01 - 750,000.00	14	10,274,782.93	1.05	733,913.07	6.291	79.63	666
750,000.01 - 800,000.00	2	1,563,200.00	0.16	781,600.00	6.226	80.00	649
800,000.01 >=	2	1,912,000.00	0.20	956,000.00	6.260	70.85	674
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

The Group II Mortgage Loans

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
AA	2,695	741,807,854.26	75.87	275,253.38	6.748	83.36	653
A+	398	89,812,388.18	9.19	225,659.27	7.445	80.18	596
A	1	402,747.90	0.04	402,747.90	7.250	60.00	686
A-	363	61,010,188.31	6.24	168,072.14	7.847	74.94	575
B	279	42,376,800.19	4.33	151,888.17	8.258	72.74	555
C	314	39,915,313.93	4.08	127,118.83	8.806	68.70	547
C-	21	2,426,622.32	0.25	115,553.44	10.109	65.62	556
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
169 - 180	25	3,790,817.73	0.39	151,632.71	7.412	73.70	631
229 - 240	36	3,972,789.36	0.41	110,355.26	8.872	85.83	648
289 - 300	114	52,286,337.59	5.35	458,652.08	4.680	83.62	723
349 - 360	3,896	917,701,970.41	93.86	235,549.79	7.163	81.32	629
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Stated Original Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
180	25	3,790,817.73	0.39	151,632.71	7.412	73.70	631
240	36	3,972,789.36	0.41	110,355.26	8.872	85.83	648
300	114	52,286,337.59	5.35	458,652.08	4.680	83.62	723
360	3,896	917,701,970.41	93.86	235,549.79	7.163	81.32	629
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

The Group II Mortgage Loans

DISTRIBUTION BY COMBINED ORIGINAL LTV

Range of Combined Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
<= 30.00	13	1,678,343.60	0.17	129,103.35	7.331	24.52	608
30.01 - 35.00	12	1,179,975.08	0.12	98,331.26	7.991	33.42	603
35.01 - 40.00	25	2,238,350.90	0.23	89,534.04	8.332	37.60	571
40.01 - 45.00	26	4,552,604.92	0.47	175,100.19	7.112	42.87	605
45.01 - 50.00	50	6,677,805.01	0.68	133,556.10	7.481	48.11	575
50.01 - 55.00	55	8,833,939.97	0.90	160,617.09	7.641	52.92	582
55.01 - 60.00	88	13,529,007.08	1.38	153,738.72	7.719	57.86	591
60.01 - 65.00	172	34,477,755.77	3.53	200,452.07	7.411	63.35	586
65.01 - 70.00	260	47,604,939.94	4.87	183,095.92	7.602	68.86	587
70.01 - 75.00	464	81,677,637.67	8.35	176,029.39	7.684	73.97	580
75.01 - 80.00	1,199	329,425,012.13	33.69	274,749.80	6.517	79.63	648
80.01 - 85.00	480	142,417,088.49	14.57	296,702.27	6.652	84.54	639
85.01 - 90.00	658	196,696,997.21	20.12	298,931.61	7.071	89.65	647
90.01 - 95.00	269	74,599,789.91	7.63	277,322.64	7.310	94.68	650
95.01 - 100.00	300	32,162,667.41	3.29	107,208.89	9.695	99.95	664
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

DISTRIBUTION BY GROSS MARGIN

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	687	99,807,530.18	10.21	145,280.25	8.240	80.17	628
2.250 - 2.499	1	493,869.02	0.05	493,869.02	6.725	90.00	681
2.750 - 2.999	3	1,161,000.00	0.12	387,000.00	4.030	82.80	742
3.000 - 3.249	6	2,703,650.00	0.28	450,608.33	4.257	86.07	726
3.250 - 3.499	42	19,417,913.06	1.99	462,331.26	4.478	84.06	732
3.500 - 3.749	48	23,308,069.81	2.38	485,584.79	4.830	82.80	722
3.750 - 3.999	3	1,202,700.00	0.12	400,900.00	5.030	82.96	681
4.000 - 4.249	13	5,200,319.72	0.53	400,024.59	5.350	83.47	680
4.500 - 4.749	6	2,556,673.01	0.26	426,112.17	5.785	78.81	662
4.750 - 4.999	2	408,500.00	0.04	204,250.00	5.546	79.21	641
5.000 - 5.249	31	9,965,277.90	1.02	321,460.58	6.905	81.55	638
5.250 - 5.499	1,188	330,123,222.85	33.76	277,881.50	6.591	82.66	636
5.500 - 5.749	1,323	355,216,777.14	36.33	268,493.41	7.086	82.01	637
5.750 - 5.999	176	42,385,470.65	4.33	240,826.54	7.719	86.50	633
6.000 - 6.249	252	40,946,461.26	4.19	162,485.96	8.134	73.45	564
6.250 - 6.499	44	7,920,382.05	0.81	180,008.68	8.703	71.51	553
6.500 - 6.749	219	31,483,737.11	3.22	143,761.36	8.488	70.18	557
6.750 - 6.999	7	1,222,450.00	0.13	174,635.71	8.122	70.03	549
7.000 - 7.249	20	2,227,911.33	0.23	111,395.57	9.626	66.39	557
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

The Group II Mortgage Loans

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	687	99,807,530.18	10.21	145,280.25	8.240	80.17	628
4.000 - 4.499	26	11,953,434.94	1.22	459,747.50	4.299	84.27	734
4.500 - 4.999	97	44,290,864.95	4.53	456,606.86	4.724	82.57	714
5.000 - 5.499	138	56,876,445.29	5.82	412,148.15	5.258	80.05	674
5.500 - 5.999	317	135,598,500.96	13.87	427,755.52	5.770	80.43	673
6.000 - 6.499	304	120,451,155.20	12.32	396,220.91	6.235	81.52	654
6.500 - 6.999	377	131,301,746.75	13.43	348,280.50	6.740	83.12	639
7.000 - 7.499	331	81,613,083.62	8.35	246,565.21	7.237	82.30	627
7.500 - 7.999	570	120,214,628.54	12.30	210,902.86	7.719	82.21	606
8.000 - 8.499	318	58,239,236.44	5.96	183,142.25	8.213	81.53	588
8.500 - 8.999	376	55,723,756.02	5.70	148,201.48	8.729	82.05	579
9.000 - 9.499	237	28,159,454.42	2.88	118,816.26	9.207	80.96	564
9.500 - 9.999	160	18,776,017.02	1.92	117,350.11	9.711	78.00	541
10.000 - 10.499	59	6,639,998.56	0.68	112,542.35	10.251	77.31	537
10.500 - 10.999	50	5,656,470.78	0.58	113,129.42	10.674	72.43	528
11.000 - 11.499	17	1,738,135.36	0.18	102,243.26	11.176	68.89	523
11.500 - 11.999	3	434,399.96	0.04	144,799.99	11.860	73.47	515
12.000 - 12.499	1	53,584.66	0.01	53,584.66	12.000	80.00	533
12.500 - 12.999	3	223,471.44	0.02	74,490.48	12.836	76.84	511
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	687	99,807,530.18	10.21	145,280.25	8.240	80.17	628
11.500 - 11.999	29	12,147,017.02	1.24	418,862.66	4.871	80.12	671
12.000 - 12.499	234	101,799,913.16	10.41	435,042.36	4.964	81.67	699
12.500 - 12.999	316	135,180,000.96	13.83	427,784.81	5.771	80.40	673
13.000 - 13.499	307	121,003,218.10	12.38	394,147.29	6.243	81.39	653
13.500 - 13.999	380	131,613,168.64	13.46	346,350.44	6.743	83.07	639
14.000 - 14.499	331	81,218,635.72	8.31	245,373.52	7.244	82.46	626
14.500 - 14.999	568	119,996,066.36	12.27	211,260.68	7.719	82.26	606
15.000 - 15.499	317	58,024,086.44	5.93	183,041.28	8.219	81.62	588
15.500 - 15.999	376	55,805,814.66	5.71	148,419.72	8.731	81.99	579
16.000 - 16.499	235	27,876,304.42	2.85	118,622.57	9.210	80.88	564
16.500 - 16.999	160	19,004,848.67	1.94	118,780.30	9.727	78.30	542
17.000 - 17.499	58	6,572,998.56	0.67	113,327.56	10.252	77.35	537
17.500 - 17.999	49	5,252,720.78	0.54	107,198.38	10.687	71.46	525
18.000 - 18.499	17	1,738,135.36	0.18	102,243.26	11.176	68.89	523
18.500 - 18.999	3	434,399.96	0.04	144,799.99	11.860	73.47	515
19.000 - 19.499	1	53,584.66	0.01	53,584.66	12.000	80.00	533
19.500 - 19.999	3	223,471.44	0.02	74,490.48	12.836	76.84	511
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

The Group II Mortgage Loans

DISTRIBUTION BY INITIAL PERIODIC CAP

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	687	99,807,530.18	10.21	145,280.25	8.240	80.17	628
1.000	17	2,858,147.85	0.29	168,126.34	8.417	72.07	585
1.500	3,253	822,782,899.47	84.15	252,930.49	7.038	81.48	629
3.000	114	52,303,337.59	5.35	458,801.21	4.683	83.61	723
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	687	99,807,530.18	10.21	145,280.25	8.240	80.17	628
1.000	18	2,925,147.85	0.30	162,508.21	8.455	72.11	583
1.500	3,253	822,782,899.47	84.15	252,930.49	7.038	81.48	629
3.000	113	52,236,337.59	5.34	462,268.47	4.676	83.63	723
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	687	99,807,530.18	10.21	145,280.25	8.240	80.17	628
October 2004	113	52,236,337.59	5.34	462,268.47	4.676	83.63	723
April 2006	31	12,276,669.33	1.26	396,021.59	5.762	79.84	644
May 2006	91	36,402,902.04	3.72	400,031.89	5.607	81.57	672
June 2006	126	51,238,382.34	5.24	406,653.83	5.825	81.41	686
July 2006	218	86,128,203.51	8.81	395,083.50	6.167	83.08	676
August 2006	458	121,421,819.76	12.42	265,113.14	7.109	82.09	630
September 2006	1,975	439,164,516.45	44.92	222,361.78	7.429	80.96	611
October 2006	178	32,711,341.00	3.35	183,771.58	7.932	82.00	599
April 2007	1	349,465.98	0.04	349,465.98	6.250	89.97	616
May 2007	2	744,555.39	0.08	372,277.70	6.113	85.70	645
June 2007	6	2,254,341.10	0.23	375,723.52	5.938	83.66	677
July 2007	15	6,296,803.24	0.64	419,786.88	6.336	81.73	681
August 2007	21	5,998,645.97	0.61	285,649.81	6.923	80.52	631
September 2007	128	26,457,753.31	2.71	206,701.20	7.235	80.64	619
October 2007	20	3,859,900.00	0.39	192,995.00	7.736	84.78	605
February 2014	1	402,747.90	0.04	402,747.90	7.250	60.00	686
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

The Group II Mortgage Loans

DISTRIBUTION BY STATE

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
California	1,293	488,620,424.44	49.97	377,896.69	6.317	82.85	661
New York	197	59,929,940.36	6.13	304,212.90	7.363	80.68	623
Florida	291	45,250,346.64	4.63	155,499.47	7.912	77.21	592
New Jersey	163	39,551,706.39	4.05	242,648.51	7.864	80.13	614
Massachusetts	106	28,667,558.39	2.93	270,448.66	7.440	79.72	630
Texas	281	27,839,879.13	2.85	99,074.30	8.565	77.73	582
Nevada	93	25,693,497.30	2.63	276,274.16	7.516	80.86	618
Illinois	136	24,440,022.82	2.50	179,706.05	7.747	79.01	606
Michigan	165	22,011,206.23	2.25	133,401.25	8.089	80.02	603
Washington	76	19,618,514.22	2.01	258,138.35	6.924	83.69	640
Virginia	87	16,669,635.07	1.70	191,605.00	7.770	79.80	599
Maryland	78	16,409,947.66	1.68	210,383.94	7.687	79.20	590
Georgia	80	12,259,583.84	1.25	153,244.80	8.165	82.78	595
Ohio	109	11,879,086.06	1.21	108,982.44	8.234	84.14	593
Pennsylvania	94	11,656,249.62	1.19	124,002.66	8.207	78.77	580
Other	822	127,254,316.92	13.01	154,810.60	7.761	80.29	605
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Primary	3,726	920,475,415.20	94.14	247,041.17	6.972	81.49	633
Investment	297	47,029,163.76	4.81	158,347.35	8.204	79.93	647
Second Home	48	10,247,336.13	1.05	213,486.17	7.618	82.57	639
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

The Group II Mortgage Loans

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Single Family Residence	3,199	751,628,281.70	76.87	234,957.26	6.981	81.34	634
PUD	421	117,406,496.54	12.01	278,875.29	7.101	82.11	627
2-4 Family	245	59,759,706.71	6.11	243,917.17	7.498	79.74	640
Condo	205	48,554,682.24	4.97	236,852.11	7.206	83.54	647
Multi-Family (5+ units)	1	402,747.90	0.04	402,747.90	7.250	60.00	686
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Refinance - Cashout	2,383	531,301,373.36	54.34	222,954.84	7.240	79.13	611
Purchase	1,512	415,776,546.23	42.52	274,984.49	6.760	84.49	665
Refinance - Rate Term	176	30,673,995.50	3.14	174,284.07	7.325	79.94	614
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
Full Documentation	2,048	457,979,578.10	46.84	223,622.84	6.877	80.79	619
Stated Documentation	1,823	455,303,607.62	46.57	249,755.13	7.240	82.01	649
Limited Documentation	200	64,468,729.37	6.59	322,343.65	6.765	81.90	634
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

The Group II Mortgage Loans

DISTRIBUTION BY CREDIT SCORE

Range of Credit Scores	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
500 - 524	441	58,774,401.88	6.01	133,275.29	9.048	71.91	513
525 - 549	514	72,263,424.24	7.39	140,590.32	8.530	74.92	537
550 - 574	405	66,009,238.16	6.75	162,985.77	7.864	76.11	561
575 - 599	411	87,056,694.69	8.90	211,816.78	7.320	79.78	588
600 - 624	460	120,770,723.12	12.35	262,545.05	7.017	82.47	612
625 - 649	554	153,610,926.35	15.71	277,276.04	7.017	84.48	637
650 - 674	532	159,410,481.69	16.30	299,643.76	6.674	84.00	661
675 - 699	335	108,125,652.67	11.06	322,763.14	6.406	83.36	687
700 - 724	197	67,658,281.55	6.92	343,443.05	6.046	84.16	711
725 - 749	124	46,595,204.83	4.77	375,767.78	5.745	83.52	736
750 - 774	69	26,798,904.69	2.74	388,389.92	5.860	82.82	760
775 - 799	25	8,899,481.22	0.91	355,979.25	5.764	80.35	785
800 +	4	1,778,500.00	0.18	444,625.00	5.896	84.16	804
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
0	1,221	268,640,575.77	27.48	220,016.85	7.318	81.79	634
12	102	24,971,816.81	2.55	244,821.73	7.514	76.77	640
24	2,294	591,697,789.55	60.52	257,932.78	6.847	81.91	633
36	453	92,038,985.06	9.41	203,176.57	7.320	78.68	633
120	1	402,747.90	0.04	402,747.90	7.250	60.00	686
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

DISTRIBUTION BY LIEN TYPE

Lien Position	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Combined Original LTV (%)	Weighted Average FICO Score
1st Lien	3,835	958,144,662.02	97.99	249,842.15	6.967	81.05	633
2nd Lien	236	19,607,253.07	2.01	83,081.58	10.525	99.95	658
Total:	**4,071**	**977,751,915.09**	**100.00**	**240,174.87**	**7.038**	**81.43**	**634**

Contact Information

Contacts	
SPG Finance	
Steven Shapiro	Tel: (212) 761-2146
Executive Director	steven.shapiro@ morganstanley.com
Frank Telesca	Tel: (212) 761-1105
Vice President	frank.telesca@ morganstanley.com
Ryan Feeney	Tel: (212) 761-4246
Analyst	ryan.feeney@morganstanley.com
SPG Capital Markets	
Jay Hallik	Tel: (212) 761-2252
Vice President	jay.hallik@morganstanley.com
Rick Onkey	Tel: (212) 761-2122
Vice President	richard.onkey@morganstanley.com
SPG Structuring	
Vanessa Vanacker	Tel: (212) 761-2016
Vice President	vanessa.vanacker@morganstanley.com
Rating Agencies	
Mark Zelmanovich—Fitch	Tel: (212) 908-0259 mark.zelmanovich@fitchratings.com
Wioletta Frankowicz—Moody's	Tel: (212) 553-1019 wioletta.frankowicz@moodys.com
Elizabeth Mooney—S&P	Tel: (212) 438-7636 Elizabeth_mooney@standardandpoors.com